(A free translation of the original in Portuguese)




TELEMIG CELULAR PARTICIPACOES S.A.
Report of Independent Accountants
on the Limited Review of the
Quarterly Information (ITR)
March 31, 2004

Contents

-----------------------------------------------------------------------------------------------------------
  GROUP       TABLE                                   DESCRIPTION                                PAGE
-----------------------------------------------------------------------------------------------------------
   01           01       Identification                                                            1
-----------------------------------------------------------------------------------------------------------
   01           02       Head Office                                                               1
-----------------------------------------------------------------------------------------------------------
   01           03       Investor Relations Officer (Company Mail Address)                         1
-----------------------------------------------------------------------------------------------------------
   01           04       General Information/Independent Accountant                                1
-----------------------------------------------------------------------------------------------------------
   01           05       Capital Composition                                                       2
-----------------------------------------------------------------------------------------------------------
   01           06       Characteristics of the Company                                            2
-----------------------------------------------------------------------------------------------------------
   01           07       Companies Excluded from the Consolidated Financial Statements             2
-----------------------------------------------------------------------------------------------------------
   01           08       Dividends Approved and/or Paid during and after the Quarter               2
-----------------------------------------------------------------------------------------------------------
   01           09       Subscribed Capital and Alterations in the Current Year                    3
-----------------------------------------------------------------------------------------------------------
   01           10       Investor Relations Officer                                                3
-----------------------------------------------------------------------------------------------------------
   02           01       Balance Sheet - Assets                                                    4
-----------------------------------------------------------------------------------------------------------
   02           02       Balance Sheet - Liabilities and Stockholders' Equity                      5
-----------------------------------------------------------------------------------------------------------
   03           01       Statement of Income                                                       6
-----------------------------------------------------------------------------------------------------------
   04           01       Notes to the Quarterly Information                                        8
-----------------------------------------------------------------------------------------------------------
   05           01       Comments on Company Performance on the first Quarter                     24
-----------------------------------------------------------------------------------------------------------
   06           01       Consolidated Balance Sheet - Assets                                      25
-----------------------------------------------------------------------------------------------------------
   06           02       Consolidated Balance Sheet - Liabilities and Stockholders' Equity        26
-----------------------------------------------------------------------------------------------------------
   07           01       Consolidated Statement of Income                                         27
-----------------------------------------------------------------------------------------------------------
   08           01       Comments on Consolidate performance on the first Quarter                 29
-----------------------------------------------------------------------------------------------------------
   09           01       Investments in Subsidiary and/or Associated Companies                    44
-----------------------------------------------------------------------------------------------------------
   17           01       Report on the Limited Review - Without qualification                     45
-----------------------------------------------------------------------------------------------------------

(A free translation of the original in Portuguese)

Report of Independent Accountants
on the Limited Review


To the Board of Directors and Stockholders
Telemig Celular Participacoes S.A.


1 We have carried out a limited review of the Quarterly Information (ITR) of Telemig Celular Participacoes S.A. for the quarter ended March 31, 2004. This information is the responsibility of the Company's management.

2 Our review was carried out in conformity with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Council (CFC), and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Company with regard to the main criteria adopted for the preparation of the quarterly information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the Company's financial position and operations.

3 Based on our limited review, we are not aware of any material modifications that should be made to the quarterly information referred to above in order that such information be stated in conformity with the accounting practices adopted in Brazil applicable to the preparation of quarterly information, consistent with the Brazilian Securities Commission (CVM) regulations.

4 The Quarterly Information (ITR) also includes accounting information for the quarters ended December 31, 2003 and March 31, 2003. The audit of the financial statements for the year ended December 31, 2003 and the limited review of the accounting information for the quarter ended March 31, 2003 were conducted by other accountants, who issued an opinion without qualifications dated March 3, 2004 and a report on the limited review dated April 22, 2003.



     Belo Horizonte, April 30, 2004


     PricewaterhouseCoopers
     Auditores Independentes
     CRC 2SP000160/O-5 "S" DF


     Rogerio Roberto Gollo
     Contador CRC 1RS044214/O-9 "S" DF


(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE                                                                                                 Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)                                                                                    Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                                                            March 31, 2004

------------------------------------------------------------------------------------------------------------------------------------
REGISTRATION WITH THE CVM DOES NOT IMPLY ANY ANALYSIS OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE ACCURACY OF THE
INFORMATION PROVIDED.
------------------------------------------------------------------------------------------------------------------------------------

01.01 - IDENTIFICATION
------------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE        2 - COMPANY NAME                                     3 - Federal Corporate Taxpayers' Registration Number - CNPJ
01770-1             TELEMIG CELULAR PARTICIPACOES S.A.                   02.558.118/0001-65
------------------------------------------------------------------------------------------------------------------------------------
4 - State Registration Number - NIRE
53.300.005.770
------------------------------------------------------------------------------------------------------------------------------------

01.02 - HEAD OFFICE

------------------------------------------------------------------------------------------------------------------------------------
1 - ADDRESS                                                                             2 - SUBURB OR DISTRICT
SCN Quadra 03, BI A Sobreloja                                                           Asa Norte
------------------------------------------------------------------------------------------------------------------------------------
3 - POSTAL CODE                     4 - MUNICIPALITY                                                  5 - STATE
70713-000                           Brasilia                                                          DF
------------------------------------------------------------------------------------------------------------------------------------
6 - AREA CODE           7 - TELEPHONE               8 - TELEPHONE               9 - TELEPHONE                  10 - TELEX
061                     429-5600                    -                           -
------------------------------------------------------------------------------------------------------------------------------------
11 - AREA CODE          12 - FAX                    13-FAX                      14 -FAX
061                     429-5626                    -                           -
------------------------------------------------------------------------------------------------------------------------------------
15 - E-MAIL

------------------------------------------------------------------------------------------------------------------------------------

01.03 - INVESTOR RELATIONS OFFICER (Company Mail Address)

------------------------------------------------------------------------------------------------------------------------------------
1 - NAME
Joao Cox Neto
------------------------------------------------------------------------------------------------------------------------------------
2 - ADDRESS                                                         3 - SUBURB OR DISTRICT
SCN Qd 4, BI B Torres Oeste Sala 702A                               Asa Norte
------------------------------------------------------------------------------------------------------------------------------------
4 - POSTAL CODE                  5 - MUNICIPALITY                                                             6 - STATE
70714-000                        Brasilia                                                                     DF
------------------------------------------------------------------------------------------------------------------------------------
7 - AREA CODE           8 - TELEPHONE               9 - TELEPHONE               10 - TELEPHONE                11 - TELEX
061                     429-5600                    -                           -
------------------------------------------------------------------------------------------------------------------------------------
12 - AREA CODE          13 - FAX                    14 - FAX                    15 - FAX
061                     429-5626                    -                           -
------------------------------------------------------------------------------------------------------------------------------------
16 - E-MAIL
joao.cox@telemigcelular.com.br

------------------------------------------------------------------------------------------------------------------------------------

01.04 - General INFORMATION/INDEPENDENT ACCOUNTANT

------------------------------------------------------------------------------------------------------------------------------------
CURRENT YEAR                    CURRENT QUARTER                              PRIOR QUARTER
------------------------------------------------------------------------------------------------------------------------------------
1-BEGINNING       2-END         3-QUARTER     4-BEGINNING       5-END        6-QUARTER          7-BEGINNING      8-END
------------------------------------------------------------------------------------------------------------------------------------
    1/1/2004       12/31/2004         1           1/1/2004       3/31/2004           4             10/1/2003            12/31/2003
------------------------------------------------------------------------------------------------------------------------------------
9 - INDEPENDENT ACCOUNTANT                                                                     10 - CVM CODE
PricewaterhouseCoopers Auditores Independentes                                                 00287-9
------------------------------------------------------------------------------------------------------------------------------------
11 - PARTNER RESPONSIBLE                                                     12 - INDIVIDUAL TAXPAYERS' REGISTRATION NUMBER OF THE
                                                                             PARTNER RESPONSIBLE
Rogerio Roberto Gollo                                                        365.244.920-72
------------------------------------------------------------------------------------------------------------------------------------


(A free translation of the original in Portuguese)                                                                         Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                          Corporate Legislation
QUARTERLY INFORMATION (ITR)                                                                                           March 31, 2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


01.01 - IDENTIFICATION

------------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE                    2 - COMPANY NAME                                      3 - Federal Corporate Taxpayers' Registration
                                                                                      Number - CNPJ
01770-1                         TELEMIG CELULAR PARTICIPACOES S.A.                    02.558.118/0001-65
------------------------------------------------------------------------------------------------------------------------------------

01.05 - CAPITAL COMPOSITION

------------------------------------------------------------------------------------------------------------------------------------
       Number of shares                Current Quarter              Prior quarter                   Same quarter in prior year
          (Thousands)                     3/31/2004                   12/31/2003                            3/31/2003
------------------------------------------------------------------------------------------------------------------------------------
Paid-up capital
------------------------------------------------------------------------------------------------------------------------------------
1 - Common                                        128,963,301                128,963,301                                 128,963,301
------------------------------------------------------------------------------------------------------------------------------------
2 - Preferred                                     217,788,637                217,788,637                                 217,788,637
------------------------------------------------------------------------------------------------------------------------------------
3 - Total                                         346,751,938                346,751,938                                 346,751,938
------------------------------------------------------------------------------------------------------------------------------------
Treasury Stock
------------------------------------------------------------------------------------------------------------------------------------
4 - Common                                                  0                          0                                           0
------------------------------------------------------------------------------------------------------------------------------------
5 - Preferred                                               0                          0                                           0
------------------------------------------------------------------------------------------------------------------------------------
6 - Total                                                   0                          0                                           0
------------------------------------------------------------------------------------------------------------------------------------

01.06 - CHARACTERISTICS OF THE COMPANY

------------------------------------------------------------------------------------------------------------------------------------
1 - TYPE OF COMPANY
Commercial, industrial and other
------------------------------------------------------------------------------------------------------------------------------------
2 - SITUATION
Operating
------------------------------------------------------------------------------------------------------------------------------------
3 - NATURE OF OWNERSHIP
Local Holding
------------------------------------------------------------------------------------------------------------------------------------
4 -ACTIVITY CODE
113 - Telecommunication
------------------------------------------------------------------------------------------------------------------------------------
5 - MAIN ACTIVITY
Cellular telephone services
------------------------------------------------------------------------------------------------------------------------------------
6 - TYPE OF CONSOLIDATION
Total
------------------------------------------------------------------------------------------------------------------------------------
7 - TYPE OF REPORT OF THE INDEPENDENT ACCOUNTANT
Without qualifications
------------------------------------------------------------------------------------------------------------------------------------

01.07    - COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS

------------------------------------------------------------------------------------------------------------------------------------
1 - ITEM              2 - CNPJ             3 - NAME
------------------------------------------------------------------------------------------------------------------------------------

01.08 - DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

------------------------------------------------------------------------------------------------------------------------------------
1 - ITEM   2 - EVENT       3 - DATE APPROVED  4 - AMOUNT                 5 - DATE OF PAYMENT  6 - TYPE OF      7 - AMOUNT PER SHARE
                                                                                              SHARE
------------------------------------------------------------------------------------------------------------------------------------
01         AGO             4/14/2004          Dividend                   5/3/2004             PN                       0.1109910000
02         AGO             4/14/2004          Dividend                   5/3/2004             ON                       0.1109910000
------------------------------------------------------------------------------------------------------------------------------------


(A free translation of the original in Portuguese)                                                                         Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                          Corporate Legislation
QUARTERLY INFORMATION (ITR)                                                                                           March 31, 2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

------------------------------------------------------------------------------------------------------------------------------------
01.01 - IDENTIFICATION
------------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE                2 - COMPANY NAME                              3 - Federal Corporate Taxpayers' Registration Number -
                                                                          CNPJ
01770-1                     TELEMIG CELULAR PARTICIPACOES S.A.            02.558.118/0001-65
------------------------------------------------------------------------------------------------------------------------------------

01.09 - SUBSCRIBED CAPITAL AND ALTERATIONS IN THE CURRENT YEAR

------------------------------------------------------------------------------------------------------------------------------------
1 - ITEM    2 - DATE OF     3 - CAPITAL            4 - AMOUNT OF THE       5 - NATURE OF      7 - NUMBER OF        8 - SHARE PRICE
            ALTERATION           (IN THOUSANDS         ALTERATION          ALTERATION         SHARES ISSUED        ON ISSUE DATE
                                  OF REAIS)             (IN THOUSANDS                              (UNITS)          (IN REAIS)
                                                         OF REAIS)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

01.10 - INVESTOR RELATIONS OFFICER

------------------------------------------------------------------------------------------------------------------------------------
1 - DATE                    2 - SIGNATURE
4/30/2004
------------------------------------------------------------------------------------------------------------------------------------



(A free translation of the original in Portuguese)                                                      Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                   Corporate
QUARTERLY INFORMATION (ITR)                                                                           Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                                         March 31, 2004


------------------------------------------------------------------------------------------------------------------
01 - IDENTIFICATION
------------------------------------------------------------------------------------------------------------------
1  -  CVM CODE     2  -  COMPANY NAME                           3  -  National Corporate Taxpayers' Registry
                                                                (CNPJ)
------------------------------------------------------------------------------------------------------------------
01770-1            TELEMIG CELULAR PARTICIPACOES S.A.           02.558.118/0001-65
------------------------------------------------------------------------------------------------------------------

02.01 - Balance Sheet - Assets (R$ thousand)



------------------------------------------------------------------------------------------------------------------
1 - Code           2 - Description                                            3 - 3/31/2004       4 - 12/31/2003
------------------------------------------------------------------------------------------------------------------
1                  Total assets                                                     957,941              920,653
------------------------------------------------------------------------------------------------------------------
1.01               Current assets                                                   301,047              251,810
------------------------------------------------------------------------------------------------------------------
1.01.01            Cash and cash equivalents                                        154,785              149,470
------------------------------------------------------------------------------------------------------------------
1.01.02            Receivables                                                            0                    0
------------------------------------------------------------------------------------------------------------------
1.01.02.01         Receivables from related companies                                     0                    0
------------------------------------------------------------------------------------------------------------------
1.01.03            Inventories                                                            0                    0
------------------------------------------------------------------------------------------------------------------
1.01.04            Other                                                            146,262              102,340
------------------------------------------------------------------------------------------------------------------
1.01.04.01         Deferred income tax and social contribution                       21,650               21,650
------------------------------------------------------------------------------------------------------------------
1.01.04.02         Taxes recoverable                                                 40,114               36,663
------------------------------------------------------------------------------------------------------------------
1.01.04.03         Interest on own capital                                           84,002               43,275
------------------------------------------------------------------------------------------------------------------
1.01.04.04         Dividends                                                              0                    0
------------------------------------------------------------------------------------------------------------------
1.01.04.05         Other                                                                496                  752
------------------------------------------------------------------------------------------------------------------
1.02               Long-term receivables                                            118,465              129,064
------------------------------------------------------------------------------------------------------------------
1.02.01            Sundry credits                                                   117,200              126,310
------------------------------------------------------------------------------------------------------------------
1.02.01.01         Deferred income tax and social contribution                      117,200              126,310
------------------------------------------------------------------------------------------------------------------
1.02.02            Related companies                                                  1,205                2,694
------------------------------------------------------------------------------------------------------------------
1.02.02.01         Associated companies                                                   0                    0
------------------------------------------------------------------------------------------------------------------
1.02.02.02         Subsidiaries                                                           0                    0
------------------------------------------------------------------------------------------------------------------
1.02.02.03         Other related companies                                            1,205                2,694
------------------------------------------------------------------------------------------------------------------
1.02.03            Other                                                                 60                   60
------------------------------------------------------------------------------------------------------------------
1.03               Permanent assets                                                 538,429              539,779
------------------------------------------------------------------------------------------------------------------
1.03.01            Investments                                                      537,226              538,514
------------------------------------------------------------------------------------------------------------------
1.03.01.01         Associated companies                                                   0                    0
------------------------------------------------------------------------------------------------------------------
1.03.01.02         Subsidiaries                                                     537,166              538,454
------------------------------------------------------------------------------------------------------------------
1.03.01.03         Other                                                                 60                   60
------------------------------------------------------------------------------------------------------------------
1.03.02            Property, plant and equipment                                      1,203                1,265
------------------------------------------------------------------------------------------------------------------
1.03.03            Deferred charges                                                       0                    0
------------------------------------------------------------------------------------------------------------------


(A free translation of the original in Portuguese)                                                      Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                   Corporate
QUARTERLY INFORMATION (ITR)                                                                           Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                                         March 31, 2004


------------------------------------------------------------------------------------------------------------------
01  -  IDENTIFICATION
------------------------------------------------------------------------------------------------------------------
1  -  CVM CODE     2  -  COMPANY NAME                          3  -  National Corporate Taxpayers' Registry (CNPJ)
------------------------------------------------------------------------------------------------------------------
01770-1            TELEMIG CELULAR PARTICIPACOES S.A.           02.558.118/0001-65
------------------------------------------------------------------------------------------------------------------


02.02 - Balance Sheet - Liabilities and Stockholders' Equity (R$ thousand)


------------------------------------------------------------------------------------------------------------------
1 - Code         2 - Description                                                3 - 3/31/2004     4 - 12/31/2003
------------------------------------------------------------------------------------------------------------------
2                Total liabilities and stockholders' equity                           957,941            920,653
------------------------------------------------------------------------------------------------------------------
2.01             Current liabilities                                                   51,557             45,582
------------------------------------------------------------------------------------------------------------------
2.01.01          Loans and financing                                                       61                 60
------------------------------------------------------------------------------------------------------------------
2.01.02          Debentures                                                                 0                  0
------------------------------------------------------------------------------------------------------------------
2.01.03          Suppliers                                                              1,028                998
------------------------------------------------------------------------------------------------------------------
2.01.04          Taxes, charges and contributions                                       5,662                676
------------------------------------------------------------------------------------------------------------------
2.01.05          Dividends payable                                                     41,663             41,691
------------------------------------------------------------------------------------------------------------------
2.01.06          Provisions                                                             2,508              2,019
------------------------------------------------------------------------------------------------------------------
2.01.07          Payables to related companies                                              0                  0
------------------------------------------------------------------------------------------------------------------
2.01.08          Other                                                                    635                138
------------------------------------------------------------------------------------------------------------------
2.02             Long-term liabilities                                                    137              1,559
------------------------------------------------------------------------------------------------------------------
2.02.01          Loans and financing                                                      137                151
------------------------------------------------------------------------------------------------------------------
2.02.02          Debentures                                                                 0                  0
------------------------------------------------------------------------------------------------------------------
2.02.03          Provisions                                                                 0                  0
------------------------------------------------------------------------------------------------------------------
2.02.04          Payables to related companies                                              0              1,408
------------------------------------------------------------------------------------------------------------------
2.02.05          Other                                                                      0                  0
------------------------------------------------------------------------------------------------------------------
2.03             Deferred income                                                            0                  0
------------------------------------------------------------------------------------------------------------------
2.05             Stockholders' equity                                                 906,247            873,512
------------------------------------------------------------------------------------------------------------------
2.05.01          Paid-up capital                                                      263,040            263,040
------------------------------------------------------------------------------------------------------------------
2.05.02          Capital reserves                                                     171,162            171,162
------------------------------------------------------------------------------------------------------------------
2.05.03          Revaluation reserves                                                       0                  0
------------------------------------------------------------------------------------------------------------------
2.05.03.01       Own assets                                                                 0                  0
------------------------------------------------------------------------------------------------------------------
2.05.03.02       Subsidiary/associated companies' assets                                    0                  0
------------------------------------------------------------------------------------------------------------------
2.05.04          Revenue reserves                                                     120,021            120,021
------------------------------------------------------------------------------------------------------------------
2.05.04.01       Legal                                                                 26,350             26,350
------------------------------------------------------------------------------------------------------------------
2.05.04.02       Statutory                                                                  0                  0
------------------------------------------------------------------------------------------------------------------
2.05.04.03       Contingencies                                                              0                  0
------------------------------------------------------------------------------------------------------------------
2.05.04.04       Unrealized profits                                                    52,820             52,820
------------------------------------------------------------------------------------------------------------------
2.05.04.05       Retention of profits                                                  40,851             40,851
------------------------------------------------------------------------------------------------------------------
2.05.04.06       Special for undistributed dividends                                        0                  0
------------------------------------------------------------------------------------------------------------------
2.05.04.07       Other                                                                      0                  0
------------------------------------------------------------------------------------------------------------------
2.05.05          Retained earnings (accumulated losses)                               352,024            319,289
------------------------------------------------------------------------------------------------------------------


(A free translation of the original in Portuguese)                                                                         Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                                      Corporate
QUARTERLY INFORMATION (ITR)                                                                                              Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                                                            March 31, 2004


------------------------------------------------------------------------------------------------------------------------------------
01  -  IDENTIFICATION
------------------------------------------------------------------------------------------------------------------------------------
1  -  CVM CODE     2  -  COMPANY NAME                           3  -  National Corporate Taxpayers' Registry (CNPJ)
------------------------------------------------------------------------------------------------------------------------------------
1770-1            TELEMIG CELULAR PARTICIPACOES S.A.           02.558.118/0001-65
------------------------------------------------------------------------------------------------------------------------------------

03.01 - Statement of Income (R$ thousand)


------------------------------------------------------------------------------------------------------------------------------------
1 - Code    2 - Description                        3 - 1/1/2004 to     4 - 1/1/2004 to    5 - 1/1/2003 to       6 - 1/1/2003 to
                                                         3/31/2004           3/31/2004          3/31/2003             3/31/2003
------------------------------------------------------------------------------------------------------------------------------------
3.01        Gross sales and/or services                          0                   0                  0                     0
------------------------------------------------------------------------------------------------------------------------------------
3.02        Deductions                                           0                   0                  0                     0
------------------------------------------------------------------------------------------------------------------------------------
3.03        Net sales and/or services                            0                   0                  0                     0
------------------------------------------------------------------------------------------------------------------------------------
3.04        Cost of sales and/or services                        0                   0                  0                     0
------------------------------------------------------------------------------------------------------------------------------------
3.05        Gross profit                                         0                   0                  0                     0
------------------------------------------------------------------------------------------------------------------------------------
3.06        Operating expenses/income                       44,267              44,267             44,148                44,148
------------------------------------------------------------------------------------------------------------------------------------
3.06.01     Selling                                              0                   0                  0                     0
------------------------------------------------------------------------------------------------------------------------------------
3.06.02     General and administrative                     (6,088)             (6,088)            (4,849)               (4,849)
------------------------------------------------------------------------------------------------------------------------------------
3.06.03     Financial                                        4,367               4,367              8,003                 8,003
------------------------------------------------------------------------------------------------------------------------------------
3.06.03.01  Financial income                                 7,215               7,215              8,874                 8,874
------------------------------------------------------------------------------------------------------------------------------------
3.06.03.02  Financial expenses                             (2,848)             (2,848)              (871)                 (871)
------------------------------------------------------------------------------------------------------------------------------------
3.06.04     Other operating income                               0                   0                  0                     0
------------------------------------------------------------------------------------------------------------------------------------
3.06.05     Other operating expenses                             0                   0                  0                     0
------------------------------------------------------------------------------------------------------------------------------------
3.06.06     Equity in the results of subsidiaries           45,988              45,988             40,994                40,994
------------------------------------------------------------------------------------------------------------------------------------
3.07        Operating profit                                44,267              44,267             44,148                44,148
------------------------------------------------------------------------------------------------------------------------------------
3.08        Non-operating results                              658                 658                 30                    30
------------------------------------------------------------------------------------------------------------------------------------
3.08.01     Income                                             660                 660                 30                    30
------------------------------------------------------------------------------------------------------------------------------------
3.08.02     Expenses                                           (2)                 (2)                  0                     0
------------------------------------------------------------------------------------------------------------------------------------
3.09        Profit (loss) before taxes and profit
            sharing                                         44,925              44,925             44,178                44,178
------------------------------------------------------------------------------------------------------------------------------------
3.10        Provision for income tax and social
            contribution                                   (8,493)             (8,493)                185                   185
------------------------------------------------------------------------------------------------------------------------------------
3.11        Deferred income tax                            (3,697)             (3,697)               (50)                  (50)
------------------------------------------------------------------------------------------------------------------------------------
3.12        Statutory profit sharing and
            contributions                                        0                   0                  0                     0
------------------------------------------------------------------------------------------------------------------------------------
3.12.01     Profit sharing                                       0                   0                  0                     0
------------------------------------------------------------------------------------------------------------------------------------
3.12.02     Contributions                                        0                   0                  0                     0
------------------------------------------------------------------------------------------------------------------------------------


(A free translation of the original in Portuguese)                                                                         Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                                      Corporate
QUARTERLY INFORMATION (ITR)                                                                                              Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                                                            March 31, 2004


------------------------------------------------------------------------------------------------------------------------------------
01  -  IDENTIFICATION
------------------------------------------------------------------------------------------------------------------------------------
1  -  CVM CODE     2  -  COMPANY NAME                           3  -  National Corporate Taxpayers' Registry (CNPJ)
------------------------------------------------------------------------------------------------------------------------------------
1770-1            TELEMIG CELULAR PARTICIPACOES S.A.           02.558.118/0001-65
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------
1 - Code    2 - Description                        3 - 1/1/2004 to     4 - 1/1/2004 to    5 - 1/1/2003 to       6 - 1/1/2003 to
                                                         3/31/2004           3/31/2004          3/31/2003             3/31/2003
------------------------------------------------------------------------------------------------------------------------------------
3.13        Reversal of interest on own capital                  0                   0                  0                     0
------------------------------------------------------------------------------------------------------------------------------------
3.15        Net income (loss) for the period                32,735              32,735             44,313                44,313
------------------------------------------------------------------------------------------------------------------------------------
            Number of shares (thousand),
            excluding treasury stock                   346,751,938         346,751,938        346,751,938           346,751,938
------------------------------------------------------------------------------------------------------------------------------------
            Net income per share                           0.00009             0.00009            0.00013               0.00013
------------------------------------------------------------------------------------------------------------------------------------
            Loss per share
------------------------------------------------------------------------------------------------------------------------------------


(A free translation of the original in Portuguese)                                                      Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                   Corporate
QUARTERLY INFORMATION (ITR)                                                                           Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                                         March 31, 2004


------------------------------------------------------------------------------------------------------------------
01  -  IDENTIFICATION
------------------------------------------------------------------------------------------------------------------
1  -  CVM CODE     2  -  COMPANY NAME                           3 - National Corporate Taxpayers' Registry (CNPJ)
------------------------------------------------------------------------------------------------------------------
01770-1            TELEMIG CELULAR PARTICIPACOES S.A.           02.558.118/0001-65
------------------------------------------------------------------------------------------------------------------


04.01 - Notes to the Financial Statements
------------------------------------------------------------------------------------------------------------------

1    Operations

     Telemig Celular Participacoes S.A. is a publicly held company and the holding company of Telemig Celular S.A., provider of cellular telephony services in the State of Minas Gerais. The Company's holding in this carrier is 89.18% of the voting capital and 82.94% of capital stock.

     The Company's subsidiary is manly engaged in providing cellular mobile services and in all activities required or useful to perform such services, in conformity with the concessions, authorizations, and permits granted.

     The concession of "Band A" cellular mobile services to the Company (incumbent carrier) was awarded on November 4, 1997.

     The services offered and the tariffs charged are regulated by the National Telecommunications Agency (ANATEL), the Brazilian regulatory authority for the telecommunications industry, according to the General Law of Telecommunications and relevant regulations.

     Migration to the Personal Mobile Service (SMP)
     ----------------------------------------------

     On December 30, 2003, the Company's subsidiary filed with the National Telecommunications Agency (ANATEL) a request to migrate to the Personal Mobile Service (SMP). The request was analyzed and approved by this Agency's Board on February 11, 2004.

     On February 19, 2004, this subsidiary and ANATEL signed the Authorization Terms for the migration to the Personal Mobile Service (SMP). These terms are effective as from the publishing in the Federal Gazette of ACT No. 42.671, on March 1, 2004.

     The SMP permit granted to the subsidiary is effective for an undefined period. As regards the radio frequency permit, it is effective for the remaining period of the concessions previously awarded and then replaced, and can be renewed for an additional fifteen-year period, for a consideration.

     The main changes resulting from the migration to the SMP are as follows:

     o implementing the Carrier Selection Code (CSP), which gives the user the right to choose the long-distance or international carrier;
     o    higher quality goals; and
     o    free negotiation of interconnection rates beginning June 2004.


(A free translation of the original in Portuguese)                                                      Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                   Corporate
QUARTERLY INFORMATION (ITR)                                                                           Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                                         March 31, 2004


------------------------------------------------------------------------------------------------------------------
01  -  IDENTIFICATION
------------------------------------------------------------------------------------------------------------------
1  -  CVM CODE     2  -  COMPANY NAME                           3 - National Corporate Taxpayers' Registry (CNPJ)
------------------------------------------------------------------------------------------------------------------
01770-1            TELEMIG CELULAR PARTICIPACOES S.A.           02.558.118/0001-65
------------------------------------------------------------------------------------------------------------------


04.01 - Notes to the Financial Statements
------------------------------------------------------------------------------------------------------------------

     The Company's subsidiary has up to 120 days to adapt to the SMP rules.


2    Summary of Significant Accounting Practices

a)   Presentation of the Quarterly Financial Information and consolidation criteria
     ---------------------------------------------------------------------

     The Company's consolidated quarterly financial information was prepared in accordance with the accounting practices adopted in Brazil, supplemented by the provisions of the Brazilian Securities Commission (CVM) regulations, and rules applicable to the concessionaires of telecommunications services, pursuant to the accounting practices below. This quarterly financial information is expressed in thousands of Brazilian reais except as otherwise indicated.

     The consolidated quarterly financial information includes the quarterly financial information of the parent company Telemig Celular Participacoes S.A. and the direct subsidiary Telemig Celular S.A. The consolidation process of the balance sheet and income and expense accounts corresponds to the sum of all assets, liabilities, expenses and revenues of the companies, according to the nature of each balance, complemented by the elimination
     (i) of the interest, reserves, and retained earnings maintained between the companies; (ii) the current accounts and other receivable and/or payable balances between the companies, and (iii) identification of minority interest.

b)   Financial investments
     ---------------------
     Financial investments consist of short-term, highly liquid investments. These investments are stated at cost, plus income earned up to the balance sheet date.

c)   Allowance for doubtful accounts
     -------------------------------

     Management, based on its most recent experience, periodically measures estimated default rates in order to record an allowance for doubtful receivables when loss is considered probable.


(A free translation of the original in Portuguese)                                                      Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                   Corporate
QUARTERLY INFORMATION (ITR)                                                                           Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                                         March 31, 2004


------------------------------------------------------------------------------------------------------------------
01  -  IDENTIFICATION
------------------------------------------------------------------------------------------------------------------
1  -  CVM CODE     2  -  COMPANY NAME                           3 - National Corporate Taxpayers' Registry (CNPJ)
------------------------------------------------------------------------------------------------------------------
01770-1            TELEMIG CELULAR PARTICIPACOES S.A.           02.558.118/0001-65
------------------------------------------------------------------------------------------------------------------


04.01 - Notes to the Financial Statements
------------------------------------------------------------------------------------------------------------------

d)   Inventories
     -----------

     Inventories are stated at the average cost of purchase, which is lower than their market value. Inventories are classified as construction in progress when used in plant expansion, and current assets when intended for sale or maintenance.

     The subsidiary records an adjustment to market value for cellular handsets and accessories discontinued or the purchase costs of which are higher than market value.

e)   Investment
     ----------

     Recorded under the equity method, based on net income for the year and other changes in equity of the Company's subsidiary.

f)   Property, plant and equipment
     -----------------------------

     Property, plant and equipment are stated at cost of purchase and/or construction, net of accumulated depreciation. Depreciation is calculated on the straight-line basis as from the time the assets are put into operation.

     The main annual depreciation rates are summarized as follows:

                                           First quarter of   First quarter of
                                                 2004                2003
                                          -----------------   ----------------
     Transmission equipment and media        20.0% to 25.0%              12.5%
     Switching and control centers                    25.0%              12.5%
     Power supply equipment                             20%                20%
     Software                                           20%                20%
     Buildings                                    5% to 10%          5% to 10%
     Other assets (when applicable)              10% to 20%         10% to 20%

     The recoverable value of the subsidiary's property, plant and equipment through future operations is periodically measured to determine if this recoverable value is lower than net book value. In such an event, the subsidiary reduces its net book value to the recoverable value.


(A free translation of the original in Portuguese)                                                      Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                   Corporate
QUARTERLY INFORMATION (ITR)                                                                           Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                                         March 31, 2004


------------------------------------------------------------------------------------------------------------------
01  -  IDENTIFICATION
------------------------------------------------------------------------------------------------------------------
1  -  CVM CODE     2  -  COMPANY NAME                           3 - National Corporate Taxpayers' Registry (CNPJ)
------------------------------------------------------------------------------------------------------------------
01770-1            TELEMIG CELULAR PARTICIPACOES S.A.           02.558.118/0001-65
------------------------------------------------------------------------------------------------------------------


04.01 - Notes to the Financial Statements
------------------------------------------------------------------------------------------------------------------

     In the fourth quarter of 2003, because of the forthcoming technology migration, the subsidiary entered into an agreement with the Ministry of Science and Technology, through the National Institute of Technology, to prepare a study on the useful lives of transmission equipment and media, and switching and control centers of its TDMA network. According to this study, the expected useful lives of these assets were reduced to four years, from eight years. Consequently, the depreciation rates were changed to 25 percent a year, from 12.5 percent a year.

     Additionally, the expected useful lives of the other transmission equipment and media were revalued and set at five years, from eight year. Accordingly, the depreciation rates of these assets were changed to 20 percent a year, from 12.5 percent a year.

     Interest and financial charges on the financing raised for the subsidiary's construction in progress are capitalized through the date such assets are put into operation. Spending incurred on maintenance and repairs are capitalized when they represent an increase in installed capacity or the useful lives of the assets. In the first quarter of 2004 and financial year 2003, no interest or financial charges were capitalized.

g)   Foreign currency transactions
     -----------------------------

     These are recorded at the exchange rate prevailing at the date of the transactions and restated based on the month-end exchange rate, where foreign exchange gains/losses are immediately recorded in income and expense accounts.

h)   Income tax and social contribution
     ----------------------------------

     Income tax was calculated based on income adjusted to taxable income by the exclusions and additions as determined by the Brazilian tax legislation, in particular equity pick-up (Parent company), allowance for doubtful accounts, provisions for contingencies, provision for adjustment of inventories to market value, and profit sharing accrual. The social contribution was calculated at current rates on income adjusted under current legislation. Deferred income tax and social contribution were recorded based on known rates, on the expected realization value of the tax benefit generated by the goodwill acquired from the parent company through a restructuring process, income and social contribution tax loss carryforwards, and for additions and exclusions, the deductibility or taxation of which will occur in the future.

     Company management, based on future income projections, believes that deferred income tax and social contribution recorded are realizable.


(A free translation of the original in Portuguese)                                                      Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                   Corporate
QUARTERLY INFORMATION (ITR)                                                                           Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                                         March 31, 2004


------------------------------------------------------------------------------------------------------------------
01  -  IDENTIFICATION
------------------------------------------------------------------------------------------------------------------
1  -  CVM CODE     2  -  COMPANY NAME                           3 - National Corporate Taxpayers' Registry (CNPJ)
------------------------------------------------------------------------------------------------------------------
01770-1            TELEMIG CELULAR PARTICIPACOES S.A.           02.558.118/0001-65
------------------------------------------------------------------------------------------------------------------


04.01 - Notes to the Financial Statements
------------------------------------------------------------------------------------------------------------------

i)   Interest on own capital
     -----------------------

     Interest on own capital was calculated under Law 9.249/95 (Subsidiary). In accordance with tax provisions, interest on own capital receivable and payable is recorded as financial income and expenses, respectively. However, for financial statements preparation purposes, interest receivable was reclassified into investments and interest payable to retained earnings, both stated as distribution of income, in accordance with CVM Deliberation 207/96.

j)   Provision for contingencies
     ---------------------------

     Provisions for contingencies were set up in amounts considered sufficient to cover probable losses, based on the opinion of both companies' legal counsels.

k)   Revenue recognition
     -------------------

     Service revenues are recognized based on the tariffs prevailing on the dates the services are provided. Revenues from cellular telephone services consist of subscription and activation fees, usage tariffs, network usage and maintenance charges, and charges on other services provided to subscribers. All services are billed monthly. Services unbilled from the invoicing date to the end of the month are calculated and recognized as revenue in the month the services are provided.

l)   Pension plan
     ------------

     The Company's subsidiary participates in pension plans that offer its employees pensions and other post-employment benefits. Actuarial liabilities are calculated and recognized based on the projected unit credit method, according to CVM Deliberation No. 371/2000.

m)   Employees' profit sharing
     -------------------------

     The Company's subsidiary records profit sharing based on the attainment of goals set for the year, and is subject to the approval by the Stockholders' Meeting.


(A free translation of the original in Portuguese)                                                      Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                   Corporate
QUARTERLY INFORMATION (ITR)                                                                           Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                                         March 31, 2004


------------------------------------------------------------------------------------------------------------------
01  -  IDENTIFICATION
------------------------------------------------------------------------------------------------------------------
1  -  CVM CODE     2  -  COMPANY NAME                           3 - National Corporate Taxpayers' Registry (CNPJ)
------------------------------------------------------------------------------------------------------------------
01770-1            TELEMIG CELULAR PARTICIPACOES S.A.           02.558.118/0001-65
------------------------------------------------------------------------------------------------------------------


04.01 - Notes to the Financial Statements
------------------------------------------------------------------------------------------------------------------

3    Related-Party Transactions

     The Company effects transactions with its subsidiary and other related parties related to certain services. Related-party transactions are carried out based on terms and conditions agreed by the respective related parties.

a)   Roaming agreements
     ------------------

     The Company's subsidiary is a member of a national roaming committee of cellular operators that includes the subsidiary of affiliate Tele Norte Celular Participacoes S.A. (Amazonia Celular S.A.). The purpose of this committee is to oversee technical and system aspects to ensure the highest quality of the roaming service. As required by Brazilian regulations, the Company's subsidiary and the other member companies facilitate roaming to their respective subscribers.

b)   Related parties
     ---------------


                                                         Parent company                  Consolidated
                                                  -----------------------------  -----------------------------
                                                     3.31.04        12.31.03        3.31.04       12.31.03
                                                  -------------- --------------  -------------- --------------
     Assets:
     Tele Norte Celular Participacoes S.A.                     -              -             469            56
     Telemig Celular S.A.                                    902          2,694               -             -
     Amazonia Celular S.A.                                   303              -           1,830             -
                                                  -------------- --------------  -------------- --------------
                                                           1,205          2,694           2,299            56
                                                  ============== ==============  ============== ==============
     Liabilities:
     Amazonia Celular S.A.                                     -          1,408               -         1,959
                                                  ============== ==============  ============== ==============


     On March 19, 2003, Telemig Celular Participacoes, its subsidiary (Telemig Celular S.A.) and the affiliates Tele Norte Celular Participacoes S.A. and Amazonia Celular S.A., signed a new agreement for sharing human and administrative resources, and established a jointly-owned unit. This agreement was approved at the Stockholders' Meetings of the respective companies held on March 19, 2003, and substituted the previous agreement, which was approved at the Stockholder's Meetings of the respective companies from December 27 to December 30, 1999.

     The assets and liabilities are exclusively related to the resource sharing and jointly-owned unit creation agreement mentioned above.


(A free translation of the original in Portuguese)                                                      Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                   Corporate
QUARTERLY INFORMATION (ITR)                                                                           Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                                         March 31, 2004


------------------------------------------------------------------------------------------------------------------
01  -  IDENTIFICATION
------------------------------------------------------------------------------------------------------------------
1  -  CVM CODE     2  -  COMPANY NAME                           3 - National Corporate Taxpayers' Registry (CNPJ)
------------------------------------------------------------------------------------------------------------------
01770-1            TELEMIG CELULAR PARTICIPACOES S.A.           02.558.118/0001-65
------------------------------------------------------------------------------------------------------------------


04.01 - Notes to the Financial Statements
------------------------------------------------------------------------------------------------------------------

4    Cash and Cash Equivalents


                                                         Parent company                  Consolidated
                                                  -----------------------------  -----------------------------
                                                     3.31.04        12.31.03        3.31.04       12.31.03
                                                  -------------- --------------  -------------- --------------
     Cash and banks                                           27              -             603        19,950
     Financial investments:
        Investment funds                                 154,758        149,470         918,012       590,690
        Certificates of Bank Deposits (CDB)                    -              -           6,935         3,005
        Other marketable securities                            -              -          15,432        29,068
                                                  -------------- --------------  -------------- --------------
                                                         154,785        149,470         940,982       642,713
                                                  -------------- --------------  -------------- --------------


5    Trade Accounts Receivable, Net

                                                         Consolidated
                                                ------------------------------
                                                    3.31.04         12.31.03
                                                ---------------   ------------
Telecommunications services                             155,066        142,837
Handset and accessory sales                              18,836         23,746
                                                ---------------   ------------
                                                        173,902        166,583
Allowance for doubtful accounts                         (19,217)       (16,312)
                                                ---------------   ------------
                                                        154,685        150,271
                                                ===============   ============


6    Deferred Income Tax and Social Contribution

     Deferred income tax and social contribution consist of:


                                                         Parent company                  Consolidated
                                                  -----------------------------  -----------------------------
                                                     3.31.04        12.31.03        3.31.04       12.31.03
                                                  -------------- --------------  -------------- --------------
     Deferred income tax:
     Tax loss carryforwards                               11,734         14,507          11,734        14,507
     Allowance for doubtful accounts                           -              -           4,845         4,131
     Provision for contingencies                               -              -          68,232        62,452
     Accrued payables                                         66             58           3,709         4,109
     Accrued profit sharing                                    -              -           4,712         3,413
     Goodwill (CVM Instruction 349)                       90,209         94,189          90,209        94,189
     Other expenses                                           61             15           1,307         1,153
                                                  -------------- --------------  -------------- --------------
                                                         102,070        108,769         184,748       183,954
                                                  -------------- --------------  -------------- --------------


(A free translation of the original in Portuguese)                                                      Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                   Corporate
QUARTERLY INFORMATION (ITR)                                                                           Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                                         March 31, 2004


------------------------------------------------------------------------------------------------------------------
01  -  IDENTIFICATION
------------------------------------------------------------------------------------------------------------------
1  -  CVM CODE     2  -  COMPANY NAME                           3 - National Corporate Taxpayers' Registry (CNPJ)
------------------------------------------------------------------------------------------------------------------
01770-1            TELEMIG CELULAR PARTICIPACOES S.A.           02.558.118/0001-65
------------------------------------------------------------------------------------------------------------------


04.01 - Notes to the Financial Statements
------------------------------------------------------------------------------------------------------------------

                                                         Parent company                  Consolidated
                                                  -----------------------------  -----------------------------
                                                     3.31.04        12.31.03        3.31.04       12.31.03
                                                  -------------- --------------  -------------- --------------

     Deferred social contribution:
     Social contribution loss carryforwards                4,224          5,223           4,224         5,223
     Allowance for doubtful accounts                           -              -           1,744         1,487
     Provision for contingencies                               -              -           1,043           963
     Provision for losses on investments                       -              -             599           599
     Accrued payables                                          -              -           1,312         1,458
     Accrued profit sharing                                                               1,741         1,369
     Goodwill (CVM Instruction 349)                       32,475         33,908          32,475        33,908
                                                  -------------- --------------  -------------- --------------
     Other expenses                                           81             60             515           456
                                                  -------------- --------------  -------------- --------------
                                                          36,780         39,191          43,653        45,463
                                                  -------------- --------------  -------------- --------------
                                                         138,850        147,960         228,401       229,417
     Less: Long-term portion                            (117,200)      (126,310)       (187,005)     (190,254)
                                                  -------------- --------------  -------------- --------------
     Short-term portion                                   21,650         21,650          41,396        39,163
                                                  ============== ==============  ============== ==============



7    Investment in Subsidiary

a)   The investment in Amazonia Celular S.A. is comprised as follows:
     ----------------------------------------------------------------


                                                                             3.31.04          12.31.03
                                                                        ----------------  -----------------
     Capital                                                                     391,970            391,970
     Stockholders' equity                                                        647,655            649,208
     Net income for the first quarter of 2004 and the year ended
         December 31, 2003                                                        55,447            179,396
     Interest in capital stock                                                    82.94%             82.94%
     Interest in voting capital                                                   89.18%             89.18%
     Number of shares held (in thousands):
     Preferred class G                                                        11,800,781         11,800,781
     Common                                                                    7,947,889          7,947,889
     Equity pick-up:
     From the subsidiary's net gain                                               45,988            148,791
     From items not affecting the net income of subsidiary                             -                 83
                                                                        ----------------  -----------------
                                                                                  45,988            148,874
                                                                        ================  =================


(A free translation of the original in Portuguese)                                                      Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                   Corporate
QUARTERLY INFORMATION (ITR)                                                                           Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                                         March 31, 2004


------------------------------------------------------------------------------------------------------------------
01  -  IDENTIFICATION
------------------------------------------------------------------------------------------------------------------
1  -  CVM CODE     2  -  COMPANY NAME                           3 - National Corporate Taxpayers' Registry (CNPJ)
------------------------------------------------------------------------------------------------------------------
01770-1            TELEMIG CELULAR PARTICIPACOES S.A.           02.558.118/0001-65
------------------------------------------------------------------------------------------------------------------


04.01 - Notes to the Financial Statements
------------------------------------------------------------------------------------------------------------------

b)   Change in investment:
     ---------------------


                                                                       3.31.04          12.31.03
                                                                 ----------------  -----------------
     Balance at the beginning of the period                               538,454            440,327
     Equity pick-up                                                        45,988            148,874
     Dividends                                                                638                164
     Interest on own capital                                             (47,914)           (50,911)
                                                                 ----------------  -----------------
     Balance at the end of the period                                     537,166            538,454
                                                                 ================  =================

c)   Other information:
     ------------------

     The quarterly financial information of the subsidiary Telemig Celular S.A. was reviewed by the same independent auditors of the parent company.


8    Debt


                                                                                                         Consolidated
                                                                                            -------------------------
                                                                                                 3.31.04     12.31.03
                                                                                            ------------  -----------
     Export and Development Canada (EDC) - The outstanding balance is adjusted by the US dollar exchange fluctuation, plus annual interest of 4.875% above
     LIBOR. Interest is payable semiannually. Principal is repayable
     semiannually starting April 2003, with final maturity in April 2006.                       292,938      290,984

     Senior Notes - The outstanding balance is adjusted by the US dollar exchange fluctuation, plus annual interest of 8.750%. Interest is payable
     semiannually, starting July 2004. Principal is repayable in January 2009.                  232,688            -

     Dresdner Bank - The outstanding balance is adjusted by the US dollar exchange fluctuation, plus annual interest and commission of 5.4% above
     LIBOR. Interest is payable semiannually. Principal is repayable in November
     2005.                                                                                       29,086       28,892

     BNDES - The debit balance is restated by the Long-term Interest Rate
     (TJLP), plus 3.8% per annum (p.a.). Installments are repayable monthly with
     final maturity in November 2005.                                                           103,581      118,005


     BNDES - The balance owed is restated by the cost of the BNDES Currency
     Basket, plus 3.8% p.a. Installments are repayable monthly with final
     maturity in January 2006.                                                                   45,074       50,621


     Other                                                                                          554          592
                                                                                            ------------  -----------
                                                                                                703.921      489.094
     Less: short-term portion                                                                  (204,080)    (202,429)
                                                                                            ------------  -----------
     Long-term portion                                                                          499,841      286,665
                                                                                            ============  ===========



(A free translation of the original in Portuguese)                                                      Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                   Corporate
QUARTERLY INFORMATION (ITR)                                                                           Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                                         March 31, 2004


------------------------------------------------------------------------------------------------------------------
01  -  IDENTIFICATION
------------------------------------------------------------------------------------------------------------------
1  -  CVM CODE     2  -  COMPANY NAME                           3 - National Corporate Taxpayers' Registry (CNPJ)
------------------------------------------------------------------------------------------------------------------
01770-1            TELEMIG CELULAR PARTICIPACOES S.A.           02.558.118/0001-65
------------------------------------------------------------------------------------------------------------------


04.01 - Notes to the Financial Statements
------------------------------------------------------------------------------------------------------------------

     On January 12, 2004, the Subsidiary, together with the affiliate Amazonia Celular S.A., issued in the international markets unsecured senior notes, negotiated together in the form of notes units.

     Total fund raised were US$ 120 million, US$ 80 million of which by Telemig Celular S.A. and US$ 40 million by Amazonia Celular S.A.

     Main features of the issue:

     Coupon: 8.750% per year
     Issue price: 99.504%
     Yield to maturity: 8.875% per year
     Period: 5 years

     The Senior Notes program and the financing agreements entered into with the Brazilian Development Bank (BNDES) and the Export Development Canada (EDC) include covenants regarding, but not limited to, the use of funds for the purposes specified in the agreements, certain related-party and merger and takeover transactions, and reaching certain limits substantially based on financial balance sheet indices.

     Should the Company fail to perform under such covenants, the maturity of these Senior Notes and the long-term loans granted by the mentioned institutions can be accelerated. At March 31, 2004, the Company had complied with all of the covenants.

     The financing agreement entered into with EDC is guaranteed by property mortgages and liens on equipments in the amount of R$ 14,725. The financing agreements entered into with BNDES are guaranteed by the Parent Company and a lien on receivables amounting to 1.5 times the highest installment falling due.


9    Provisions for Contingencies

                                                       Consolidated
                                            -------------------------------
                                               3.31.04           12.31.03
                                            -------------     -------------
     Tax contingencies                            343,832          294,547
     Labor claims                                   1,695            1,587
     Civil claims                                   2,335            2,468
     Court deposits                             (316,043)         (268,553)
                                            -------------     -------------
                                                   31,819        30,049
                                            =============     =============


(A free translation of the original in Portuguese)                                                      Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                   Corporate
QUARTERLY INFORMATION (ITR)                                                                           Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                                         March 31, 2004


------------------------------------------------------------------------------------------------------------------
01  -  IDENTIFICATION
------------------------------------------------------------------------------------------------------------------
1  -  CVM CODE     2  -  COMPANY NAME                           3 - National Corporate Taxpayers' Registry (CNPJ)
------------------------------------------------------------------------------------------------------------------
01770-1            TELEMIG CELULAR PARTICIPACOES S.A.           02.558.118/0001-65
------------------------------------------------------------------------------------------------------------------


04.01 - Notes to the Financial Statements
------------------------------------------------------------------------------------------------------------------

a)   Telesystem International Wireless
     ---------------------------------

     On March 26, 2003, Highlake International Business Company Ltd., which is indirectly controlled by Opportunity Fund and CVC/Opportunity Equity Partners L.P., acquired the entire shareholding interest of TPSA do Brasil Ltda. (formerly TIW - Telesystem International Wireless) in Telpart Participacoes S.A.. Upon closing the acquisition, all court and extrajudicial litigation involving TPSA and Opportunity were settled, which also benefits all direct and indirect subsidiaries of Telpart, which had litigation with TPSA, including the action filed by TPSA against the Companies claiming the reimbursement of expenses allegedly incurred on its behalf. Litigation settlement was reached through a Transaction Statement signed by the parties, amounting to R$9,119 (R$4,024 paid by the Company and the remaining by the subsidiary). This amount was expensed in the first quarter of 2003, under General and administrative expense.

b)   Tax contingencies
     -----------------

     Refer basically to:

     i. Value Added Tax on Sales and Services (ICMS) levied on monthly subscription fees, value added services, and activation fees:
          Management, supported by its tax advisors, understands that ICMS should be levied only on telecommunications services and that its imposition on monthly subscription fees, value added services and activation fees is illegal because these are not telecommunications services. In December 1998, the Company's subsidiary was granted an injunction that suspends the taxation on monthly subscription fees and started to accrue and deposit in courts the amounts involved.

     ii. INSS: On July 2, 2002, the subsidiary was raised a tax assessment by the National Institute of Social Security (INSS) on the vicarious liability for the payment of contractors' INSS and the withholding of 11 percent of social security dues, prescribed by Law 9.711/98. On March 31, 2004 and December 31, 2003, the subsidiary records, based on the opinion of its legal counsel, a provision of R$ 3,500 to face possible losses arising from this tax assessment.

c)   Labor contingencies
     -------------------

     The subsidiary is a party to a number of labor claims filed by former employees. Based on the opinion of its legal counsel, management believes that the provision recorded is sufficient to cover probable losses arising from unfavorable outcomes.


(A free translation of the original in Portuguese)                                                      Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                   Corporate
QUARTERLY INFORMATION (ITR)                                                                           Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                                         March 31, 2004


------------------------------------------------------------------------------------------------------------------
01  -  IDENTIFICATION
------------------------------------------------------------------------------------------------------------------
1  -  CVM CODE     2  -  COMPANY NAME                           3 - National Corporate Taxpayers' Registry (CNPJ)
------------------------------------------------------------------------------------------------------------------
01770-1            TELEMIG CELULAR PARTICIPACOES S.A.           02.558.118/0001-65
------------------------------------------------------------------------------------------------------------------


04.01 - Notes to the Financial Statements
------------------------------------------------------------------------------------------------------------------

d)   Civil contingencies
     -------------------

     Civil contingencies refer mainly to lawsuits filed by the subsidiary's customers. Based on the opinion of its legal counsel, management believes that the provision recorded is sufficient to cover probable losses originated from such actions.


10   Stockholders' Equity

a)   Subscribed and paid-up capital
     ------------------------------

     At March 31, 2004 and December 31, 2003, subscribed and paid-up capital amounts to R$ 263,040, represented by 346,751,938 thousand shares, 128,963,301 thousand of which are common shares and 217,788,637 thousand are preferred shares, without par value. The Company's authorized capital is 700,000,000 thousand shares.

     Preferred shares are non-voting and have priority in the refund of capital without premium, and in the payment of minimum, non-cumulative dividends, according to the criteria below, considering the greater resulting amount:

     I - 6 percent a year over the amount resulting from the division of paid-up capital by total Company shares; or

     II - the right to receive minimum mandatory dividends, according to the following criteria:

     a) priority in receiving minimum non-cumulative dividends corresponding to 3 percent of the share's net worth; and

     b) right to be included in income distribution, under the same conditions as provided to common shares, after the latter are assured dividends equal to the minimum, priority dividend provided for in item "a".


(A free translation of the original in Portuguese)                                                      Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                   Corporate
QUARTERLY INFORMATION (ITR)                                                                           Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                                         March 31, 2004


------------------------------------------------------------------------------------------------------------------
01  -  IDENTIFICATION
------------------------------------------------------------------------------------------------------------------
1  -  CVM CODE     2  -  COMPANY NAME                           3 - National Corporate Taxpayers' Registry (CNPJ)
------------------------------------------------------------------------------------------------------------------
01770-1            TELEMIG CELULAR PARTICIPACOES S.A.           02.558.118/0001-65
------------------------------------------------------------------------------------------------------------------


04.01 - Notes to the Financial Statements
------------------------------------------------------------------------------------------------------------------

11   Stock Option Based Compensation

     On October 5, 2000, the Board of Directors of Telemig Celular Participacoes S.A. approved two long-term incentive plans, as follows:

     a) The first plan is for certain key executives who may be granted target-based bonuses consisting of Telemig Celular Participacoes S.A. common or preferred shares. The bonuses are earned and shares issued only to the extent that Telemig Celular Participacoes S.A. achieves performance goals determined by the Board of Directors during a five-year performance period. At March 31, 2004, no options have been granted.

     b) The second plan is for key executives (including those participating in the first plan) and other employees. Options granted comprise Telemig Celular Participacoes S.A. preferred shares, exercisable at the market price at the time they are granted. The exercising of this option is 20 percent during the second year, 60 percent in the third year, and 100 percent in the fourth year. By March 31, 2004, 162,895 share options were granted and none was exercised. The exercise price of the granted options is R$4.76 (four reais and seventy six cents) per one thousand preferred shares (PN) of Telemig Celular Participacoes S.A. This price is adjusted based on the General Market Price Index (IGP-M) to option exercise date. There were no vested options at March 31, 2004.

     On December 29 and 30, 2003, the Board of Directors of the Company approved a new long-term incentive plan.

     The plan is for the Company's key executives and the stock options granted comprise preferred shares exercisable at the market price at the time they are granted, at a discount of 20 percent. Forty percent of the options will vest in January 2004, 70 percent in January 2005, and 100 percent in January 2006. These options can be exercised up to January 2008. At March 31, 2004, 597,496 options have been granted. The options' exercise price is R$ 3.84 (three reais and eighty four cents) per thousand preferred shares of Telemig Celular Participacoes S.A.. This price is adjusted based on the IGP-M to the option exercise date. The estimated dilution percentage is 0.17% for Telemig Celular Participacoes S.A. over the five-year period of the approved plan.

     At March 31, 2004, the balance of exercisable options is 238,998. No option was exercised during the quarter.


(A free translation of the original in Portuguese)                                                      Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                   Corporate
QUARTERLY INFORMATION (ITR)                                                                           Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                                         March 31, 2004


------------------------------------------------------------------------------------------------------------------
01  -  IDENTIFICATION
------------------------------------------------------------------------------------------------------------------
1  -  CVM CODE     2  -  COMPANY NAME                           3 - National Corporate Taxpayers' Registry (CNPJ)
------------------------------------------------------------------------------------------------------------------
01770-1            TELEMIG CELULAR PARTICIPACOES S.A.           02.558.118/0001-65
------------------------------------------------------------------------------------------------------------------


04.01 - Notes to the Financial Statements
------------------------------------------------------------------------------------------------------------------

12   Financial Instruments (Consolidated)

     The Company's subsidiary conducts transactions involving financial instruments in order to reduce exposure to interest and foreign currency risks. Management of these risks is carried out by defining strategies and determining exposure limits.

a)   Foreign exchange rate and interest rate risks
     ---------------------------------------------

     Foreign exchange rate and interest rate risks relate to the possibility of the subsidiary incurring losses related to exchange rate and interest rate fluctuations, increasing its debt related to loans raised and the related financial expenses. In order to mitigate such risks, the subsidiary carries out hedging transactions, through currency and interest rate swap agreements.

     At March 31, 2004, the nominal value of the swap agreements is R$ 201,346 (R$ 204,308 at December 31, 2003). These agreements are due from April 2004 to May 2006.

     The gains or losses derive from differences in contracted indices against reference indices and are accounted for on the accrual basis under net financial income or expenses, separately disclosed in the financial statements for better clarity purposes. At March 31, 2004, the net amount receivable deriving from swap agreements totaled R$36,235, of which R$ 23,511 e are stated in long-term receivables and R$ 12,724 in current assets. At December 31, 2003, net amount receivable deriving from swap agreements totaled R$ 36,949, of which R$ 37,348 are shown in long-term receivables and R$ 399 in current assets.

     At March 31, 2004, the Company had foreign currency-denominated financing in the amount of R$ 600,340 (R$ 371,089 at December 31, 2003), of which 64 percent (100 percent at December 31, 2003) have been hedged.

b)   Credit risk
     -----------

     Receivables credit risk relates to amounts of billed and unbilled telecommunications services provided, sales of handsets, and distribution of prepaid cards. The subsidiary continuously monitors credit granted to its customers and the default level.


(A free translation of the original in Portuguese)                                                      Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                   Corporate
QUARTERLY INFORMATION (ITR)                                                                           Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                                         March 31, 2004


------------------------------------------------------------------------------------------------------------------
01  -  IDENTIFICATION
------------------------------------------------------------------------------------------------------------------
1  -  CVM CODE     2  -  COMPANY NAME                           3 - National Corporate Taxpayers' Registry (CNPJ)
------------------------------------------------------------------------------------------------------------------
01770-1            TELEMIG CELULAR PARTICIPACOES S.A.           02.558.118/0001-65
------------------------------------------------------------------------------------------------------------------


04.01 - Notes to the Financial Statements
------------------------------------------------------------------------------------------------------------------

     Customer access to telecommunications services is blocked when the bill is overdue for 20 days, except for telephone services to be maintained for security or national defense reasons. There are different credit risks involving receivables from mobile telecommunications services. The subsidiary grants credit limits to handset resellers and prepaid card distributors. These limits are defined based on potential sales, risk history, payment timeliness, and default level. At March 31, 2004, the subsidiary's allowance for losses on receivables is R$ 19,217 (R$ 16,312 at December 31, 2003) - (Note 5).

     Transactions with financial institutions (financial investments and swap agreements) are carried out with several tier one financial institutions, thus minimizing credit risks and avoiding concentration.

     There is no concentration of funds available that have not been mentioned above, which could, if suddenly eliminated, severely impact the Company's and subsidiary's operations.

c)   Market value of financial instruments
     -------------------------------------

     The market value of the financial assets and liabilities is determined based on available market information and appropriate valuation methodologies. The use of different market assumptions and/or estimation methodologies could have a different effect on the estimated market values.

     The book balance of financial investments at March 31, 2004 is equivalent to their market value because these investments are recorded at their realization value. The book balance of the swap agreements (Note 12a) at March 31, 2004 is lower than market value because of the premium that would be calculated if these agreements were settled in advance. However, the subsidiary has no intention of settling these transactions in advance.

     The book balance of loans and financing approximate their market value.


(A free translation of the original in Portuguese)                                                      Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                   Corporate
QUARTERLY INFORMATION (ITR)                                                                           Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                                         March 31, 2004


------------------------------------------------------------------------------------------------------------------
01  -  IDENTIFICATION
------------------------------------------------------------------------------------------------------------------
1  -  CVM CODE     2  -  COMPANY NAME                           3 - National Corporate Taxpayers' Registry (CNPJ)
------------------------------------------------------------------------------------------------------------------
01770-1            TELEMIG CELULAR PARTICIPACOES S.A.           02.558.118/0001-65
------------------------------------------------------------------------------------------------------------------


04.01 - Notes to the Financial Statements
------------------------------------------------------------------------------------------------------------------

13   Subsequent Events

     The Extraordinary General Meeting held on April 14, 2004 approved the capitalization of the tax benefit arising from the 2003 goodwill amortization, in the amount of R$ 22,881, by issuing: (a) 1,234,832,299 common shares, at the issue price of R$8.77 per thousand shares; and (b) 2,085,340,884 preferred shares, at the issue price of R$5.77 per thousand shares. These prices are based on the stock exchange quotation in the 60 days prior to the meeting, weighted according to the respective amount traded. This issue will be carried out to the benefit of stockholder Telpart Participacoes. The remaining stockholders are ensured a preferential right to subscribe for new shares of the same type of shares previously held, at the ration of 9.575067 shares for one thousand common or preferred shares.

     The capitalization of revenue reserves exceeding capital stock, totaling R$ 50,579, was also approved.


(A free translation of the original in Portuguese)                                                      Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                   Corporate
QUARTERLY INFORMATION (ITR)                                                                           Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                                         March 31, 2004


------------------------------------------------------------------------------------------------------------------
01  -  IDENTIFICATION
------------------------------------------------------------------------------------------------------------------
1  -  CVM CODE     2  -  COMPANY NAME                           3 - National Corporate Taxpayers' Registry (CNPJ)
------------------------------------------------------------------------------------------------------------------
01770-1            TELEMIG CELULAR PARTICIPACOES S.A.           02.558.118/0001-65
------------------------------------------------------------------------------------------------------------------
05.01 - Comments on Company Performance on the first Quarter
------------------------------------------------------------------------------------------------------------------

     See comments on consolidated performance on the first quarter.


(A free translation of the original in Portuguese)                                                      Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                   Corporate
QUARTERLY INFORMATION (ITR)                                                                           Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                                         March 31, 2004


------------------------------------------------------------------------------------------------------------------
01  -  IDENTIFICATION
------------------------------------------------------------------------------------------------------------------
1  -  CVM CODE     2  -  COMPANY NAME                          3  -  National Corporate Taxpayers' Registry (CNPJ)
------------------------------------------------------------------------------------------------------------------
01770-1            TELEMIG CELULAR PARTICIPACOES S.A.           02.558.118/0001-65
------------------------------------------------------------------------------------------------------------------



06.01 - Consolidated Balance Sheet - Assets (R$ thousand)

------------------------------------------------------------------------------------------------------------------
1 - Code           2 - Description                                           3 - 3/31/2004        4 - 12/31/2003
------------------------------------------------------------------------------------------------------------------
1                  Total assets                                                  1,983,648             1,701,100
------------------------------------------------------------------------------------------------------------------
1.01               Current assets                                                1,237,667               909,283
------------------------------------------------------------------------------------------------------------------
1.01.01            Cash and cash equivalents                                       940,982               642,713
------------------------------------------------------------------------------------------------------------------
1.01.02            Receivables                                                     154,685               150,271
------------------------------------------------------------------------------------------------------------------
1.01.03            Inventories                                                      11,675                12,799
------------------------------------------------------------------------------------------------------------------
1.01.04            Other                                                            130,325              103,500
------------------------------------------------------------------------------------------------------------------
1.01.04.01         Taxes recoverable                                                41,217                55,892
------------------------------------------------------------------------------------------------------------------
1.01.04.02         Deferred income tax and social contribution                      41,396                39,163
------------------------------------------------------------------------------------------------------------------
1.01.04.03         Receivables - hedging transactions                               12,724                     0
------------------------------------------------------------------------------------------------------------------
1.01.04.04         Prepayments and other receivables                                34,988                 8,445
------------------------------------------------------------------------------------------------------------------
1.02               Long-term receivables                                           227,108               240,822
------------------------------------------------------------------------------------------------------------------
1.02.01            Sundry                                                          190,219               194,660
------------------------------------------------------------------------------------------------------------------
1.02.01.01         Deferred income tax and social contribution                     187,005               190,254
------------------------------------------------------------------------------------------------------------------
1.02.01.02         ICMS recoverable                                                  3,214                 4,406
------------------------------------------------------------------------------------------------------------------
1.02.02            Receivables from related companies                                2,299                    56
------------------------------------------------------------------------------------------------------------------
1.02.02.01         Associated companies                                                  0                     0
------------------------------------------------------------------------------------------------------------------
1.02.02.02         Subsidiaries                                                          0                     0
------------------------------------------------------------------------------------------------------------------
1.02.02.03         Other related companies                                           2,299                    56
------------------------------------------------------------------------------------------------------------------
1.02.03            Other                                                            34,590                46,106
------------------------------------------------------------------------------------------------------------------
1.02.03.01         Receivables - hedging transactions                               23,511                37,348
------------------------------------------------------------------------------------------------------------------
1.02.03.02         Other long-term receivables                                      11,079                 8,758
------------------------------------------------------------------------------------------------------------------
1.03               Permanent assets                                                518,873               550,995
------------------------------------------------------------------------------------------------------------------
1.03.01            Investments                                                          60                    60
------------------------------------------------------------------------------------------------------------------
1.03.01.01         Associated companies                                                  0                     0
------------------------------------------------------------------------------------------------------------------
1.03.01.02         Subsidiaries                                                          0                     0
------------------------------------------------------------------------------------------------------------------
1.03.01.03         Other                                                                60                    60
------------------------------------------------------------------------------------------------------------------
1.03.02            Property, plant and equipment                                   518,813               550,935
------------------------------------------------------------------------------------------------------------------
1.03.03            Deferred charges                                                      0                     0
------------------------------------------------------------------------------------------------------------------


(A free translation of the original in Portuguese)                                                      Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                   Corporate
QUARTERLY INFORMATION (ITR)                                                                           Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                                         March 31, 2004


------------------------------------------------------------------------------------------------------------------
01  -  IDENTIFICATION
------------------------------------------------------------------------------------------------------------------
1  -  CVM CODE     2  -  COMPANY NAME                          3  -  National Corporate Taxpayers' Registry (CNPJ)
------------------------------------------------------------------------------------------------------------------
01770-1            TELEMIG CELULAR PARTICIPACOES S.A.           02.558.118/0001-65
------------------------------------------------------------------------------------------------------------------


06.02 - Consolidated Balance Sheet - Liabilities and Stockholders' Equity (R$ thousand)

------------------------------------------------------------------------------------------------------------------
1 - Code          2 - Description                                            3 - 3/31/2004          4 - 12/31/2003
------------------------------------------------------------------------------------------------------------------
2                 Total liabilities and stockholders' equity                     1,983,648               1,701,100
------------------------------------------------------------------------------------------------------------------
2.01              Current liabilities                                              434,154                 397,063
------------------------------------------------------------------------------------------------------------------
2.01.01           Loans and financing                                              204,080                 202,429
------------------------------------------------------------------------------------------------------------------
2.01.02           Debentures                                                             0                       0
------------------------------------------------------------------------------------------------------------------
2.01.03           Suppliers                                                         66,283                  61,848
------------------------------------------------------------------------------------------------------------------
2.01.04           Taxes, charges and contributions                                  42,576                  31,941
------------------------------------------------------------------------------------------------------------------
2.01.05           Dividends payable                                                 42,671                  42,708
------------------------------------------------------------------------------------------------------------------
2.01.06           Provisions                                                        45,398                  30,208
------------------------------------------------------------------------------------------------------------------
2.01.07           Payables to related companies                                          0                       0
------------------------------------------------------------------------------------------------------------------
2.01.08           Other                                                             33,146                  27,929
------------------------------------------------------------------------------------------------------------------
2.01.08.01        Interest on own capital                                           17,650                   9,798
------------------------------------------------------------------------------------------------------------------
2.01.08.02        Payables - hedging transactions                                        0                     399
------------------------------------------------------------------------------------------------------------------
2.01.08.03        Other payables                                                    15,496                  17,732
------------------------------------------------------------------------------------------------------------------
2.02              Long-term liabilities                                            532,758                 319,771
------------------------------------------------------------------------------------------------------------------
2.02.01           Loans and financing                                              499,841                 286,665
------------------------------------------------------------------------------------------------------------------
2.02.02           Debentures                                                             0                       0
------------------------------------------------------------------------------------------------------------------
2.02.03           Provisions                                                        31,819                  30,049
------------------------------------------------------------------------------------------------------------------
2.02.04           Payables to related companies                                          0                   1,959
------------------------------------------------------------------------------------------------------------------
2.02.05           Other                                                              1,098                   1,098
------------------------------------------------------------------------------------------------------------------
2.03              Deferred income                                                        0                       0
------------------------------------------------------------------------------------------------------------------
2.04              Minority interest                                                110,489                 110,754
------------------------------------------------------------------------------------------------------------------
2.05              Stockholders' equity                                             906,247                 873,512
------------------------------------------------------------------------------------------------------------------
2.05.01           Paid-up capital                                                  263,040                 263,040
------------------------------------------------------------------------------------------------------------------
2.05.02           Capital reserves                                                 171,162                 171,162
------------------------------------------------------------------------------------------------------------------
2.05.03           Revaluation reserves                                                   0                       0
------------------------------------------------------------------------------------------------------------------
2.05.03.01        Own assets                                                             0                       0
------------------------------------------------------------------------------------------------------------------
2.05.03.02        Subsidiary/associated companies' assets                                0                       0
------------------------------------------------------------------------------------------------------------------
2.05.04           Revenue reserves                                                 120,021                 120,021
------------------------------------------------------------------------------------------------------------------
2.05.04.01        Legal                                                             26,350                  26,350
------------------------------------------------------------------------------------------------------------------
2.05.04.02        Statutory                                                         40,851                  40,851
------------------------------------------------------------------------------------------------------------------
2.05.04.03        Contingencies                                                          0                       0
------------------------------------------------------------------------------------------------------------------
2.05.04.04        Unrealized profits                                                52,820                  52,820
------------------------------------------------------------------------------------------------------------------
2.05.04.05        Retention of profits                                                   0                       0
------------------------------------------------------------------------------------------------------------------
2.05.04.06        Special for undistributed dividends                                    0                       0
------------------------------------------------------------------------------------------------------------------
2.05.04.07        Other                                                                  0                       0
------------------------------------------------------------------------------------------------------------------
2.05.05           Retained earnings (accumulated losses)                           352,024                 319,289
------------------------------------------------------------------------------------------------------------------


(A free translation of the original in Portuguese)                                                                         Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                          Corporate Legislation
QUARTERLY INFORMATION (ITR)                                                                                           March 31, 2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

------------------------------------------------------------------------------------------------------------------------------------
01  -  IDENTIFICATION
------------------------------------------------------------------------------------------------------------------------------------
1  -  CVM CODE                 2  -  COMPANY NAME                              3  -  National Corporate Taxpayers' Registry (CNPJ)
------------------------------------------------------------------------------------------------------------------------------------
01770-1                        TELEMIG CELULAR PARTICIPACOES S.A.              02.558.118/0001-65
                               -----------------------------------------------------------------------------------------------------



07.01 - Consolidated Statement of Income (R$ thousand)

------------------------------------------------------------------------------------------------------------------------------------
1 - Code    2 - Description                        3 - 1/1/2004 to     4 - 1/1/2004 to       5 - 1/1/2003 to       6 - 1/1/2003 to
                                                         3/31/2004           3/31/2004             3/31/2003             3/31/2003
------------------------------------------------------------------------------------------------------------------------------------
3.01        Gross sales and/or services                    380,053             380,053               321,024               321,024
------------------------------------------------------------------------------------------------------------------------------------
3.02        Deductions                                     (91,094)            (91,094)              (68,441)              (68,441)
------------------------------------------------------------------------------------------------------------------------------------
3.03        Net sales and/or services                      288,959             288,959               252,583               252,583
------------------------------------------------------------------------------------------------------------------------------------
3.04        Cost of sales and/or services                 (145,685)           (145,685)             (118,593)             (118,593)
------------------------------------------------------------------------------------------------------------------------------------
3.05        Gross profit                                   143,274             143,274               133,990               133,990
------------------------------------------------------------------------------------------------------------------------------------
3.06        Operating expenses/income                      (65,185)            (65,185)              (57,445)              (57,445)
------------------------------------------------------------------------------------------------------------------------------------
3.06.01     Selling                                        (40,698)            (40,698)              (40,013)              (40,013)
------------------------------------------------------------------------------------------------------------------------------------
3.06.02     General and administrative                     (28,343)            (28,343)              (34,823)              (34,823)
------------------------------------------------------------------------------------------------------------------------------------
3.06.03     Financial                                        3,856               3,856                17,391                17,391
------------------------------------------------------------------------------------------------------------------------------------
3.06.03.01  Financial income                                35,563              35,563                40,850                40,850
------------------------------------------------------------------------------------------------------------------------------------
3.06.03.02  Financial expenses                             (31,707)            (31,707)              (23,459)              (23,459)
------------------------------------------------------------------------------------------------------------------------------------
3.06.04     Other operating income                               0                   0                     0                     0
------------------------------------------------------------------------------------------------------------------------------------
3.06.05     Other operating expenses                             0                   0                     0                     0
------------------------------------------------------------------------------------------------------------------------------------
3.06.06     Equity in the results of subsidiary
            companies                                            0                   0                     0                     0
------------------------------------------------------------------------------------------------------------------------------------
3.07        Operating profit (loss)                         78,089              78,089                76,545                76,545
------------------------------------------------------------------------------------------------------------------------------------
3.08        Non-operating results                              763                 763                  (130)                 (130)
------------------------------------------------------------------------------------------------------------------------------------
3.08.01     Income                                             797                 797                   709                   709
------------------------------------------------------------------------------------------------------------------------------------
3.08.02     Expenses                                           (34)                (34)                 (839)                 (839)
------------------------------------------------------------------------------------------------------------------------------------
3.09        Profit (loss) before taxes and profit
            sharing                                         78,852              78,852                76,415                76,415
------------------------------------------------------------------------------------------------------------------------------------
3.10        Provision for income tax and social
            contribution                                   (36,781)            (36,781)              (32,283)              (32,283)
------------------------------------------------------------------------------------------------------------------------------------
3.11        Deferred income tax                              4,396               4,396                11,191                11,191
------------------------------------------------------------------------------------------------------------------------------------
3.12        Statutory profit sharing and
            contributions                                   (4,273)             (4,273)               (2,578)               (2,578)
------------------------------------------------------------------------------------------------------------------------------------
3.12.01     Profit sharing                                  (4,273)             (4,273)               (2,578)               (2,578)
------------------------------------------------------------------------------------------------------------------------------------
3.12.02     Contributions                                        0                   0                     0                     0
------------------------------------------------------------------------------------------------------------------------------------
3.12.02.01  Items not including the result of
            subsidiary                                           0                   0                     0                     0
------------------------------------------------------------------------------------------------------------------------------------


(A free translation of the original in Portuguese)                                                                         Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                          Corporate Legislation
QUARTERLY INFORMATION (ITR)                                                                                           March 31, 2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

------------------------------------------------------------------------------------------------------------------------------------
01  -  IDENTIFICATION
------------------------------------------------------------------------------------------------------------------------------------
1  -  CVM CODE                 2  -  COMPANY NAME                              3  -  National Corporate Taxpayers' Registry (CNPJ)
------------------------------------------------------------------------------------------------------------------------------------
01770-1                        TELEMIG CELULAR PARTICIPACOES S.A.              02.558.118/0001-65
                               -----------------------------------------------------------------------------------------------------



07.01 - Consolidated Statement of Income (R$ thousand)

------------------------------------------------------------------------------------------------------------------------------------
1 - Code    2 - Description                        3 - 1/1/2004 to     4 - 1/1/2004 to       5 - 1/1/2003 to       6 - 1/1/2003 to
                                                         3/31/2004           3/31/2004             3/31/2003             3/31/2003
------------------------------------------------------------------------------------------------------------------------------------
3.13        Reversal of interest on capital                      0                   0                     0                     0
------------------------------------------------------------------------------------------------------------------------------------
3.14        Minority interest                               (9,459)             (9,459)               (8,432)               (8,432)
------------------------------------------------------------------------------------------------------------------------------------
3.15        Net income (loss) for the period                32,735              32,735                44,313                44,313
------------------------------------------------------------------------------------------------------------------------------------
            Number of shares (thousand),
            excluding treasury stock                   346,751,938         346,751,938           346,751,938           346,751,938
------------------------------------------------------------------------------------------------------------------------------------
            Net income per share                           0.00009             0.00009               0.00013               0.00013
------------------------------------------------------------------------------------------------------------------------------------
            Loss per share
------------------------------------------------------------------------------------------------------------------------------------


(A free translation of the original in Portuguese)                                                              Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                                                               Corporate Legislation
QUARTERLY INFORMATION (ITR)                                                                                March 31, 2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

--------------------------------------------------------------------------------------------------------------------------
01  -  IDENTIFICATION
--------------------------------------------------------------------------------------------------------------------------
1  -  CVM CODE              2  -  COMPANY NAME                         3  -  National Corporate Taxpayers' Registry (CNPJ)
--------------------------------------------------------------------------------------------------------------------------
01770-1                     TELEMIG CELULAR PARTICIPACOES S.A.         02.558.118/0001-65
--------------------------------------------------------------------------------------------------------------------------


08.01 - Comments on Consolidated Performance on the First Quarter
--------------------------------------------------------------------------------------------------------------------------

1    Overall

     The present performance report comprehend the consolidated accounts of Telemig Celular Paticipacoes S.A, related to the period of January 1st 2004 to March 31st 2004 comparative to the preceding quarter and the same period of last year.


2    Operational Performance

     Customer base
     -------------


     The Company's customer base reached 2,410,403 during the first quarter of 2004, representing a 4% increase over the previous quarter. Year-over-year, this represents a 23% increase in the client base. Net additions increased 151% when compared to the same period of the previous year, amounting to 88,783 for the quarter.


     For the first quarter of 2004, prepaid net additions were 84,361, bringing the total prepaid base to 1,698,146 or 70% of the total base. The postpaid base increased by 4,422 customers, ending the quarter with 712,257 customers, or 30% of the total base. Despite the increasing competitive environment, this was the fourth consecutive quarter with positive additions to the postpaid base.


                               Client Base (000s)

                           1Q03      2Q03      3Q03      4Q03      1Q04

     Prepaid              1,309     1,367     1,490     1,614     1,698
     Postpaid               649       668       680       708       712
     Total                1,958     2,034     2,170     2,322     2,410


(A free translation of the original in Portuguese)                                                              Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                                                               Corporate Legislation
QUARTERLY INFORMATION (ITR)                                                                                March 31, 2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

--------------------------------------------------------------------------------------------------------------------------
01  -  IDENTIFICATION
--------------------------------------------------------------------------------------------------------------------------
1  -  CVM CODE              2  -  COMPANY NAME                         3  -  National Corporate Taxpayers' Registry (CNPJ)
--------------------------------------------------------------------------------------------------------------------------
01770-1                     TELEMIG CELULAR PARTICIPACOES S.A.         02.558.118/0001-65
--------------------------------------------------------------------------------------------------------------------------


08.01 - Comments on Consolidated Performance on the First Quarter
--------------------------------------------------------------------------------------------------------------------------

     Churn rates
     -----------

     For the first quarter of the year, the combined annualized churn rate decreased to 27% from the 29% registered in the 4Q03 due to lower churn rates on both prepaid and postpaid customer segments. When compared to the previous quarter, the annualized prepaid churn rate decreased to 30% from 32%. For the postpaid segment, annualized churn rates remained stable for the third consecutive quarter at 22%.

                             CHURN RATE (annualized)

                           1Q03      2Q03      3Q03      4Q03      1Q04

     Postpaid               25%       21%       22%       22%       22%
     Prepaid                40%       34%       17%       32%       30%
     Combined               35%       30%       19%       29%       27%


     Minutes of use (MOU) / Average revenue per user (ARPU)

     Postpaid MOU (minutes of use) for the 1Q04 totaled 192, representing a 9% decrease when compared to the 212 registered in the previous quarter. As a result, postpaid ARPU (average revenue per user) decreased to R$82.8 or 4% for the 1Q04 compared to the R$85.9 registered in the 4Q03. The decrease in traffic usage and, consequently, in ARPUs, is associated with seasonality.


     For the first quarter of the year, prepaid MOU reached 38, representing a 19% decrease when compared to the 47 reported in the previous quarter. As a result, prepaid ARPU decreased to R$16.7 in the 1Q04 from the R$18.6 reported in the 4Q03, representing a 10% reduction. The decrease in usage was partially offset by the 7.9% increase in the interconnection tariff, which became effective as of February 9, 2004.


(A free translation of the original in Portuguese)                                                              Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                                                               Corporate Legislation
QUARTERLY INFORMATION (ITR)                                                                                March 31, 2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

--------------------------------------------------------------------------------------------------------------------------
01  -  IDENTIFICATION
--------------------------------------------------------------------------------------------------------------------------
1  -  CVM CODE              2  -  COMPANY NAME                         3  -  National Corporate Taxpayers' Registry (CNPJ)
--------------------------------------------------------------------------------------------------------------------------
01770-1                     TELEMIG CELULAR PARTICIPACOES S.A.         02.558.118/0001-65
--------------------------------------------------------------------------------------------------------------------------


08.01 - Comments on Consolidated Performance on the First Quarter
--------------------------------------------------------------------------------------------------------------------------

     Combined ARPU for the 1Q04 decreased R$3.0 or 7.5%, reaching R$36.5 compared to the R$39.5 registered in the last quarter of 2003.


                                    ARPU (R$)

                           1Q03      2Q03      3Q03      4Q03      1Q04

     Postpaid              73.2      77.3      80.0      85.9      82.8
     Prepaid               20.5      20.4      18.0      18.6      16.7
     Combined              38.1      39.3      38.0      39.5      36.5




     Market share
     ------------

     Market share was estimated at 56% compared to the 58% registered in the previous quarter. Gross sales share for the 1Q04 was an estimated 49%.


(A free translation of the original in Portuguese)                                                              Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                                                               Corporate Legislation
QUARTERLY INFORMATION (ITR)                                                                                March 31, 2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

--------------------------------------------------------------------------------------------------------------------------
01  -  IDENTIFICATION
--------------------------------------------------------------------------------------------------------------------------
1  -  CVM CODE              2  -  COMPANY NAME                         3  -  National Corporate Taxpayers' Registry (CNPJ)
--------------------------------------------------------------------------------------------------------------------------
01770-1                     TELEMIG CELULAR PARTICIPACOES S.A.         02.558.118/0001-65
--------------------------------------------------------------------------------------------------------------------------


08.01 - Comments on Consolidated Performance on the First Quarter
--------------------------------------------------------------------------------------------------------------------------

3    Economic and Financial Performance


     The following comments are based on the data presented bellow:


                                                                                                                         (in R$ 000)
  ----------------------------------------------------------------------------------------------------------------------------------
                                                                  2003                                         2004
                                     -------------------------------------------------------------------- ------------    Var.
                                     1st Quarter   2nd Quarter   3rd Quarter     4th Quarter      YTD      1st Quarter  (1Q04/4Q03)
  ----------------------------------------------------------------------------------------------------------------------------------
  Service Revenues                       295,788       311,777       333,275         363,565   1,304,405      355,606        -2.2%
  Equipment Revenues                      25,236        22,962        30,265          35,972     114,435       24,447       -32.0%
  ----------------------------------------------------------------------------------------------------------------------------------
  Total Revenues - GROSS                 321,024       334,739       363,540         399,537   1,418,840      380,053        -4.9%
  Taxes                                  (68,441)      (71,813)      (86,480)        (94,814)   (321,548)     (91,094)        -3.9%
  Service Revenues                       231,838       244,364       252,631         275,209   1,004,042      270,029        -1.9%
  Equipment Revenues                      20,745        18,562        24,429          29,514      93,250       18,930       -35.9%
  ----------------------------------------------------------------------------------------------------------------------------------
  Total Revenues - NET                   252,583       262,926       277,060         304,723   1,097,292      288,959        -5.2%
  ----------------------------------------------------------------------------------------------------------------------------------
  Cost of Services                        59,819        65,317        71,202          78,229     274,567       77,641        -0.8%
  Cost of Equipment                       23,752        23,442        26,019          33,526     106,739       21,895       -34.7%
  Selling & Marketing Expenses            33,989        35,879        37,619          41,007     148,494       33,081       -19.3%
  Bad Debt Expense                         4,025         3,115         4,564           1,672      13,376        6,231       272.7%
  General & Administrative Expenses       21,973        13,095        13,747          15,794      64,609       15,183        -3.9%
  ----------------------------------------------------------------------------------------------------------------------------------
  EBITDA                                 109,025       122,078       123,909         134,495     489,507      134,928         0.3%
      %                                     47.0%         50.0%         49.0%           48.9%       48.8%        50.0%       1.1%
  ----------------------------------------------------------------------------------------------------------------------------------
  Depreciation & Amortization             49,870        46,439        46,919         127,887     271,115       60,695       -52.5%
  Interest Expense                        56,102       102,124        22,133          27,188     207,547       23,443       -13.8%
  Interest Income                       (40,850)       (24,449)      (39,606)        (31,486)   (136,391)     (35,563)       12.9%
  Foreign Exchange Loss                 (32,643)       (83,086)        8,856          (5,891)   (112,764)       8,264      -240.3%
  Others                                   2,709         4,130         1,688           8,145      16,672        3,510       -56.9%
  Income Taxes                            21,092        21,290        23,822          (1,646)     64,558       32,385     -2067.5%
  Minority Interests                       8,432        10,040         9,988           2,162      30,622        9,459       337.5%
  ----------------------------------------------------------------------------------------------------------------------------------
  Net Income                              44,313        45,590        50,109           8,136     148,148       32,735       302.3%
  ----------------------------------------------------------------------------------------------------------------------------------

  ----------------------------------------------------------------------------------------------------------------------------------
  Number of shares (thousand)        346,751,938   346,751,938   346,751,938     346,751,938 346,751,938  346,751,938         0.0%
  Earnings per thousands shares (R$)       0.128         0.131         0.145           0.023       0.427        0.094       302.3%
  Earnings per ADS (R$)                    2.556         2.630         2.890           0.469       8.545        1.888       302.3%
  ----------------------------------------------------------------------------------------------------------------------------------



(A free translation of the original in Portuguese)                                                              Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                                                               Corporate Legislation
QUARTERLY INFORMATION (ITR)                                                                                March 31, 2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

--------------------------------------------------------------------------------------------------------------------------
01  -  IDENTIFICATION
--------------------------------------------------------------------------------------------------------------------------
1  -  CVM CODE              2  -  COMPANY NAME                         3  -  National Corporate Taxpayers' Registry (CNPJ)
--------------------------------------------------------------------------------------------------------------------------
01770-1                     TELEMIG CELULAR PARTICIPACOES S.A.         02.558.118/0001-65
--------------------------------------------------------------------------------------------------------------------------


08.01 - Comments on Consolidated Performance on the First Quarter
--------------------------------------------------------------------------------------------------------------------------

     Operating Revenue
     -----------------

     Net service revenues totaled R$270.0 million for the quarter, a decrease of R$5.2 million or 2% over the previous quarter, due to a decrease of 8.2% in total traffic associated with seasonality (8.8% decrease in outgoing traffic and 7.6% decrease in incoming traffic). However, when compared to the same quarter of the last year, net service revenues have increased 16%.


     Net equipment revenues for the quarter totaled R$18.9 million, a decrease of 35.9% when compared with the 4Q03. This decrease was already expected due to weaker sales associated with seasonal factors during the first quarter.


     As a result, total net revenues were R$289.0 million for the quarter, 5% lower when compared with the previous quarter but 14% higher when compared to same quarter of 2003.


     For the first quarter of the year, handset subsidies for client acquisitions were R$3.0 million or R$11.9 per gross addition, significantly lower than the R$14.6 registered in the same period of the previous year.


     Operating costs and expenses
     ----------------------------

     Cost of services for the first quarter of 2004 totaled R$77.6 million, fairly stable when compared to the R$78.2 million reported in the 4Q03. It should be noted that the decrease in outgoing traffic was partially offset by the increase in the average interconnection cost per minute during the quarter.

     Selling and marketing expenses for the quarter totaled R$33.1 million, down 19% quarter-over-quarter, due to lower gross additions in the period due to seasonal factors. When compared to the same period of the last year, selling and marketing expenses as a percentage of net service revenues decreased to 12.3% from the 14.7% posted in the 1Q03, proving that the Company has been able to spend its resources in a more efficient way.

     Customer acquisition cost for the first quarter of 2004 decreased to R$97 from the R$115 reported in the 4Q03. This can be primarily attributed to lower sales efforts during the first quarter as a result of seasonal factors mentioned above and the higher percentage of prepaid customers added during the quarter.


(A free translation of the original in Portuguese)                                                              Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                                                               Corporate Legislation
QUARTERLY INFORMATION (ITR)                                                                                March 31, 2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

--------------------------------------------------------------------------------------------------------------------------
01  -  IDENTIFICATION
--------------------------------------------------------------------------------------------------------------------------
1  -  CVM CODE              2  -  COMPANY NAME                         3  -  National Corporate Taxpayers' Registry (CNPJ)
--------------------------------------------------------------------------------------------------------------------------
01770-1                     TELEMIG CELULAR PARTICIPACOES S.A.         02.558.118/0001-65
--------------------------------------------------------------------------------------------------------------------------


08.01 - Comments on Consolidated Performance on the First Quarter
--------------------------------------------------------------------------------------------------------------------------

     Retention costs as a percentage of net service revenues decreased to 7.7% in the 1Q04 when compared to the 9.1% registered in the last quarter of 2003. When compared to the same quarter of the previous year, retention costs as a percentage of net services revenues remained fairly stable.

     G&A remained fairly stable at 5.6% of net service revenues when compared to the 5.7% reported for previous quarter amounting to R$15.2 million, and significantly lower than the 9.5% registered for the same quarter during the previous year.

     Bad debt as a percentage of net service revenues has increased to 2.3% when compared to the 1.7% reported in the same quarter of the previous year. When calculated against total net revenues, bad debt reached 2.2% during the 1Q04 compared to the 1.6% reported in the 1Q03. This increase can be primarily explained by a certain delay on the collection actions on past due amounts (during the last 10 days of February). It should be noted that the decrease in bad debt in the 4Q03 was attributed to a change in bad debt provisioning policy as a result of an improvement in the credit profile of the company's customer base during the year, as discussed in the previous earning report.


     EBITDA

     EBITDA and EBITDA margin (excluding handsets revenue) for the first quarter of 2004 reached R$134.9 million and 50.0%, respectively, compared to the R$134.5 million and 48.9% registered in the previous quarter. It should be noted that this was the highest EBITDA and EBITDA margin ever reported by the Company in the first quarter of a fiscal year.

                              EBITDA (R$ millions)

                           1Q03      2Q03      3Q03      4Q03      1Q04

     EBITDA               109.0     122.1     123.9     134.5     134.9
     EBITDA Margin        47.0%     50.0%     49.0%     48.9%     50.0%


(A free translation of the original in Portuguese)                                                              Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                                                               Corporate Legislation
QUARTERLY INFORMATION (ITR)                                                                                March 31, 2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

--------------------------------------------------------------------------------------------------------------------------
01  -  IDENTIFICATION
--------------------------------------------------------------------------------------------------------------------------
1  -  CVM CODE              2  -  COMPANY NAME                         3  -  National Corporate Taxpayers' Registry (CNPJ)
--------------------------------------------------------------------------------------------------------------------------
01770-1                     TELEMIG CELULAR PARTICIPACOES S.A.         02.558.118/0001-65
--------------------------------------------------------------------------------------------------------------------------


08.01 - Comments on Consolidated Performance on the First Quarter
--------------------------------------------------------------------------------------------------------------------------

     Depreciation and amortization
     -----------------------------

     For the 1Q04, the depreciation and amortization expenses reached R$60.7 million. It is worth mentioning that this amount reflects the change in the depreciation rate of the TDMA network conducted in the previous quarter increasing it from 12.5% p.a. to 25.0% p.a.


                      Net financial income (in R$ millions)

                                                           R$ millions
     ---------------------------------------------------------------------------
                                                 4Q03                1Q04
     ---------------------------------------------------------------------------
     Interest Expense (a)                           (27.2)              (23.4)
     ---------------------------------------------------------------------------
     Interest Income (b)                              31.5                35.6
     ---------------------------------------------------------------------------
     Foreign Exchange Gain (Loss) (c)                  5.9               (8.3)
     ---------------------------------------------------------------------------
     Net Financial Income (Expense)                   10.2                 3.9

     Note: a) Interest expense: includes financial expenses related to debt, losses on hedging operations (if any), and taxes on interest income; b) Interest income: includes results of cash investing activities and gains on hedging operations (if any); and, c) Foreign exchange gain (loss): almost exclusively reflects currency devaluation changes on debt principal and interest payable.


(A free translation of the original in Portuguese)                                                              Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                                                               Corporate Legislation
QUARTERLY INFORMATION (ITR)                                                                                March 31, 2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

--------------------------------------------------------------------------------------------------------------------------
01  -  IDENTIFICATION
--------------------------------------------------------------------------------------------------------------------------
1  -  CVM CODE              2  -  COMPANY NAME                         3  -  National Corporate Taxpayers' Registry (CNPJ)
--------------------------------------------------------------------------------------------------------------------------
01770-1                     TELEMIG CELULAR PARTICIPACOES S.A.         02.558.118/0001-65
--------------------------------------------------------------------------------------------------------------------------


08.01 - Comments on Consolidated Performance on the First Quarter
--------------------------------------------------------------------------------------------------------------------------

                    Detailed - Net of Taxes* (in R$ million)

                                                                                     R$ millions
          -------------------------------------------------------------------------------------------
                                                                                  4Q03         1Q04
          -------------------------------------------------------------------------------------------
          Expense related to debt denominated in foreign currency                 (1.0)       (19.2)
          -------------------------------------------------------------------------------------------
          Gain (loss) on hedging operations                                      (12.1)        (0.6)
          -------------------------------------------------------------------------------------------
          Sub-total                                                              (13.1)       (19.8)
          -------------------------------------------------------------------------------------------
          Expense related to debt denominated in Reais                            (4.5)        (3.7)
          -------------------------------------------------------------------------------------------
          Financial expense (debt related)                                       (17.6)       (23.5)
          -------------------------------------------------------------------------------------------
          Net financial income (expense) **                                        1.0         (3.3)
          -------------------------------------------------------------------------------------------
          Sub-total                                                              (16.6)       (26.8)
          -------------------------------------------------------------------------------------------
          Interest income - cash investing activities                             26.8         30.6
          -------------------------------------------------------------------------------------------
           Net Financial Income (Expense)                                         10.2          3.9
          -------------------------------------------------------------------------------------------
          * Net of PIS/COFINS on interest income.
          ** Net financial expenses not related to debt are primarily associated with taxes such as
          CPMF, PIS, COFINS and IOF.



     Net Results
     -----------

     The Company posted a net profit of R$32.7 million or R$1.888 per ADS (R$0.094 per thousand shares) for the 1Q04. When compared to the same period of the previous year net income has decreased by R$11.6 million. However, it is worth mentioning that the depreciation rate for the TDMA network has increased at the end of 2003 and that the net income for the 1Q04, if such increase was not considered, would have been approximately R$45 million, that is, higher than 1Q03.


(A free translation of the original in Portuguese)                                                              Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                                                               Corporate Legislation
QUARTERLY INFORMATION (ITR)                                                                                March 31, 2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

--------------------------------------------------------------------------------------------------------------------------
01  -  IDENTIFICATION
--------------------------------------------------------------------------------------------------------------------------
1  -  CVM CODE              2  -  COMPANY NAME                         3  -  National Corporate Taxpayers' Registry (CNPJ)
--------------------------------------------------------------------------------------------------------------------------
01770-1                     TELEMIG CELULAR PARTICIPACOES S.A.         02.558.118/0001-65
--------------------------------------------------------------------------------------------------------------------------


08.01 - Comments on Consolidated Performance on the First Quarter
--------------------------------------------------------------------------------------------------------------------------

4    Investments

     During the first quarter of 2004, Telemig Celular's capital expenditures were R$23.2 million. It should be noted that this level of capital expenditures has not impacted the Company's ability to provide quality service or support traffic demand.



          CAPEX (R$ millions)             1Q03        2Q03        3Q03        4Q03         1Q04
          ---------------------------------------------------------------------------------------
          Network                           3.2         3.0         5.6        16.1         16.2
          ---------------------------------------------------------------------------------------
          IS/IT                             8.5         8.7         9.2         9.7          6.6
          ---------------------------------------------------------------------------------------
          Others                            0.6         0.6         1.2         1.0          0.4
          ---------------------------------------------------------------------------------------
          T O T A L                        12.3        12.3        16.0        26.8         23.2
          ---------------------------------------------------------------------------------------


(A free translation of the original in Portuguese)                                                              Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                                                               Corporate Legislation
QUARTERLY INFORMATION (ITR)                                                                                March 31, 2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

--------------------------------------------------------------------------------------------------------------------------
01  -  IDENTIFICATION
--------------------------------------------------------------------------------------------------------------------------
1  -  CVM CODE              2  -  COMPANY NAME                         3  -  National Corporate Taxpayers' Registry (CNPJ)
--------------------------------------------------------------------------------------------------------------------------
01770-1                     TELEMIG CELULAR PARTICIPACOES S.A.         02.558.118/0001-65
--------------------------------------------------------------------------------------------------------------------------


08.01 - Comments on Consolidated Performance on the First Quarter
--------------------------------------------------------------------------------------------------------------------------

5    Financial Situation

     Cash Flow
     ---------

                                                                                        (in R$ 000)
             ----------------------------------------------------------------------------------------
                                                                                             1Q04
             ----------------------------------------------------------------------------------------
             ----------------------------------------------------------------------------------------
             Operating Activities:
             ----------------------------------------------------------------------------------------
             Net income                                                                      32,735
             Adjustments to reconcile net income (loss) to net cash provided by operating cash activities
               Depreciation and amortization                                                 60,695
               Monetary variation and foreign exchange loss (principal)                       9,324
               Unrealized income (loss) on hedging operations                                   714
               Deferred income taxes and social charges                                      (4,396)
               Minority interest                                                              9,459
               Other                                                                           (942)
             Changes in operating assets and liabilities                                      8,221
                                                                                           ----------
             Net cash provided by operating activities                                      115,810
             ----------------------------------------------------------------------------------------
             ----------------------------------------------------------------------------------------
             Investing Activities:
             ----------------------------------------------------------------------------------------
               Proceeds from sale of property, plant and equipment                              159
               Investment acquisition                                                             0
               Capital expenditures                                                         (23,166)
                                                                                          ----------
             Net cash used in investing activities                                          (23,007)
             ----------------------------------------------------------------------------------------
             ----------------------------------------------------------------------------------------
             Financing Activities:
             ----------------------------------------------------------------------------------------
               New loans                                                                    227,053
               Amortization of loans                                                        (21,550)
               Payment of dividends and interest on capital                                     (37)
                                                                                          ----------
             Net cash from financing activities                                             205,466
             ----------------------------------------------------------------------------------------
             ----------------------------------------------------------------------------------------
             Net increase in cash and cash equivalents                                      298,269
             ----------------------------------------------------------------------------------------
             ----------------------------------------------------------------------------------------
             Cash and cash equivalents, beginning of the period                             642,713
             ----------------------------------------------------------------------------------------
             ----------------------------------------------------------------------------------------
             Cash and cash equivalents, end of the period                                   940,982
             ----------------------------------------------------------------------------------------


(A free translation of the original in Portuguese)                                                              Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                                                               Corporate Legislation
QUARTERLY INFORMATION (ITR)                                                                                March 31, 2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

--------------------------------------------------------------------------------------------------------------------------
01  -  IDENTIFICATION
--------------------------------------------------------------------------------------------------------------------------
1  -  CVM CODE              2  -  COMPANY NAME                         3  -  National Corporate Taxpayers' Registry (CNPJ)
--------------------------------------------------------------------------------------------------------------------------
01770-1                     TELEMIG CELULAR PARTICIPACOES S.A.         02.558.118/0001-65
--------------------------------------------------------------------------------------------------------------------------


08.01 - Comments on Consolidated Performance on the First Quarter
--------------------------------------------------------------------------------------------------------------------------

     Free cash flow
     --------------

     Free cash flow for the quarter was a positive R$72.7 million, representing an additional free cash flow of R$4.2 million when compared to the previous quarter. It should be noted that Telemig Celular acquired additional frequency for R$10.4 million during the quarter, and that excluding such acquisition, free cash flow would have been R$7.6 million higher as compared to the previous quarter.

     Indebtedness
     ------------

     As of March 31, 2004, the Company's indebtedness was offset by cash and cash equivalents (R$941.0 million) and accounts receivable from hedging operations (R$36.2 million), resulting in a negative net debt of R$273.3 million.

                             Net Debt (R$ millions)

                           1Q03      2Q03      3Q03      4Q03      1Q04

                             43       (34)     (117)     (191)     (273)


     At the end of the quarter, total debt was R$703.9 million: 85% denominated in foreign currencies (79% denominated in U.S. Dollars and 6% denominated in a currency basket index from the BNDES). From total debt denominated in foreign currencies, 64% was hedged.


(A free translation of the original in Portuguese)                                                              Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                                                               Corporate Legislation
QUARTERLY INFORMATION (ITR)                                                                                March 31, 2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

--------------------------------------------------------------------------------------------------------------------------
01  -  IDENTIFICATION
--------------------------------------------------------------------------------------------------------------------------
1  -  CVM CODE              2  -  COMPANY NAME                         3  -  National Corporate Taxpayers' Registry (CNPJ)
--------------------------------------------------------------------------------------------------------------------------
01770-1                     TELEMIG CELULAR PARTICIPACOES S.A.         02.558.118/0001-65
--------------------------------------------------------------------------------------------------------------------------


08.01 - Comments on Consolidated Performance on the First Quarter
--------------------------------------------------------------------------------------------------------------------------

     Financial ratios
     ----------------


                      Ratios                    1Q03        2Q03       3Q03       4Q03       1Q04
         -------------------------------------------------------------------------------------------
         Net Debt/EBITDA (1)                       0.11     (0.08)     (0.26)     (0.39)     (0.53)
         -------------------------------------------------------------------------------------------
         Net Debt/Total Assets                       2%       (2%)       (7%)      (11%)      (14%)
         -------------------------------------------------------------------------------------------
         Interest Coverage Ratio (1)                5.9        6.2        6.9        9.6       10.2
         -------------------------------------------------------------------------------------------
         Current Liquidity Ratio                    2.0        2.2        2.5        2.3        2.9
         -------------------------------------------------------------------------------------------
         (1) Last twelve months



     Debt payment schedule
     ---------------------

     The total debt has the following maturity:


                                                                % denominated
         Year                    R$ millions currency             in foreign
         -----------------------------------------------------------------------
         2004                                      182.4                   74%
         -----------------------------------------------------------------------
         2005                                      228.0                   75%
         -----------------------------------------------------------------------
         2006                                       60.8                  100%
         -----------------------------------------------------------------------
         2007 forward                              232,8                  100%
         -----------------------------------------------------------------------
         Total                                     703.9                   85%
         -----------------------------------------------------------------------


6    Notes issuance

     The subsidiary of Telemig Celular Participacoes S.A., Telemig Celular S.A., issued unsecured senior notes units with Amazonia Celular S.A. in the amount of US$120 million on January 20, 2004. The Telemig Celular S.A. notes and the Amazonia Celular S.A. notes may only be transferred as part of notes units and will not trade separately.


(A free translation of the original in Portuguese)                                                              Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                                                               Corporate Legislation
QUARTERLY INFORMATION (ITR)                                                                                March 31, 2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

--------------------------------------------------------------------------------------------------------------------------
01  -  IDENTIFICATION
--------------------------------------------------------------------------------------------------------------------------
1  -  CVM CODE              2  -  COMPANY NAME                         3  -  National Corporate Taxpayers' Registry (CNPJ)
--------------------------------------------------------------------------------------------------------------------------
01770-1                     TELEMIG CELULAR PARTICIPACOES S.A.         02.558.118/0001-65
--------------------------------------------------------------------------------------------------------------------------


08.01 - Comments on Consolidated Performance on the First Quarter
--------------------------------------------------------------------------------------------------------------------------

     The aggregate principal amount of the notes units consists of US$80 million of notes issued by Telemig Celular S.A and US$40 million of notes issued by Amazonia Celular S.A.. The notes units were offered and sold in offshore transactions in accordance with Regulation S under the Securities Act and to qualified institutional buyers (QIBs) in the United States under Rule 144A of the Securities Act. More detailed information about the notes follows:

         - Coupon: 8.750% per year
         - Issue price: 99.504%
         - Yield to maturity: 8.875% per year
         - Maturity: 2009


7    Technological migration

     Telemig Celular Participacoes S.A.'s and Telemig Celular S.A.'s Board of Directors approved (at meetings held on February 4 and 5, 2004) GSM as the standard for the technological migration of the operating company's network and the budget for 2004, which includes the capital expenditures related to the technological overlay (at meetings held on March 22, 2004).

     Telemig Celular estimates that the total cost of the migration (which includes capital expenditures, handset subsidies and all other related expenses) will be between R$300 million and R$350 million, most of which will be incurred during the first 12 months of the technological migration process. This estimate is based upon a number of different factors that are susceptible to change.


8    Dividend Payment

     The Annual Shareholders Meeting of the Company held on April 14, 2004 approved the payment of dividends regarding financial year 2003, as from May 03, 2004, in the amount of R$2.219820 per ADS (R$0.110991 per thousand shares - common or preferred).


(A free translation of the original in Portuguese)                                                              Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                                                               Corporate Legislation
QUARTERLY INFORMATION (ITR)                                                                                March 31, 2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

--------------------------------------------------------------------------------------------------------------------------
01  -  IDENTIFICATION
--------------------------------------------------------------------------------------------------------------------------
1  -  CVM CODE              2  -  COMPANY NAME                         3  -  National Corporate Taxpayers' Registry (CNPJ)
--------------------------------------------------------------------------------------------------------------------------
01770-1                     TELEMIG CELULAR PARTICIPACOES S.A.         02.558.118/0001-65
--------------------------------------------------------------------------------------------------------------------------


08.01 - Comments on Consolidated Performance on the First Quarter
--------------------------------------------------------------------------------------------------------------------------

9    Capital Increase

     The Special Shareholders Meeting of the Company held on April 14, 2004 approved the increase of the Capital Stock in the amount of R$22.9 million through the partial incorporation of the credit held by the controlling shareholder (Telpart Participacoes S.A.) in the Special Reserve - Goodwill account. This amount corresponds to the effective tax break to the Company, following the amortization of the deferred asset for the fiscal year ending December 31, 2003. A total of 3,320,173,183 new shares were issued, being:

     o 1,234,832,299 new common shares, at an issue price of R$8.772724 per thousand shares; and,

     o 2,085,340,884 new preferred shares, at an issue price of R$5.777416 per thousand shares.

     In addition to that, it was approved the capitalization of profit reserves in the amount in excess of the capital stock value of R$50.6 million, without issuance of shares, in accordance with Article 199 of Law No. 6404/76.

     As a result, of the above mentioned operations, the paid in capital increased to R$336.5 million from R$263.0 million.


10   Awards and Recognition

     Social Responsibility
     ---------------------

     The Company's Institute ("Instituto Telemig Celular") was one of the winners of the 3rd Annual "Marketing Best Social Responsibility Award", with the case "Projeto FIA", which aims to strengthen the Councils for the Rights of the Child and Adolescent in the State of Minas Gerais.

     Client Relationship
     -------------------

     Once again Telemig Celular won the Annual "Consumidor Moderno Award in Excellence of Customer Service" in the regional cellular sector category. This was the fifth consecutive time that the Company wins such award.


(A free translation of the original in Portuguese)                                                              Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                                                               Corporate Legislation
QUARTERLY INFORMATION (ITR)                                                                                March 31, 2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

--------------------------------------------------------------------------------------------------------------------------
01  -  IDENTIFICATION
--------------------------------------------------------------------------------------------------------------------------
1  -  CVM CODE              2  -  COMPANY NAME                         3  -  National Corporate Taxpayers' Registry (CNPJ)
--------------------------------------------------------------------------------------------------------------------------
01770-1                     TELEMIG CELULAR PARTICIPACOES S.A.         02.558.118/0001-65
--------------------------------------------------------------------------------------------------------------------------


08.01 - Comments on Consolidated Performance on the First Quarter
--------------------------------------------------------------------------------------------------------------------------

     Disclosure
     ----------

     Telemig Celular is one of the 12 companies running for the "Public Company Award", sponsored by the national chapter of APIMEC (Brazilian Association of Investment Analysts). This is one of the most important awards for public companies in Brazil and it reflects the commitment to disclosure, availability and quality of information provided by the companies to the market.


11   Outlook

     For the second quarter of 2004, Telemig Celular expects to maintain gross sales share at approximately 48-50%. Net additions are expected to come primarily from prepaid customers. ARPUs should increase slightly for both postpaid and prepaid users. Bad debt level, as a percentage of net service revenues, is expected to be approximately 1.5% to 2.0% for the second quarter of 2004.

     Telemig Celular expects mobile penetration, within the Company's concession area, to increase from the current level of 25% to 28-30% by year-end.

     ---------------------------------------------------------------------------
     This performance report contains forward-looking statements. Such statements are not statements of historical fact, and reflect the beliefs and expectations of the Company's management. The words "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "predicts," "projects" and "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, the actual results of operations of the Company may be different from the Company's current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments.


(A free translation of the original in Portuguese)                                                                         Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                          Corporate Legislation
QUARTERLY INFORMATION (ITR)                                                                                           March 31, 2003
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

------------------------------------------------------------------------------------------------------------------------------------
01  -  IDENTIFICATION
------------------------------------------------------------------------------------------------------------------------------------
1  -  CVM CODE            2  -  COMPANY NAME                                     3  -  National Corporate Taxpayers' Registry (CNPJ)
------------------------------------------------------------------------------------------------------------------------------------
01770-1                   TELEMIG CELULAR PARTICIPACOES S.A.                     02.558.118/0001-65
------------------------------------------------------------------------------------------------------------------------------------

09.01 - Investments in Subsidiary and/or Associated Companies


------------------------------------------------------------------------------------------------------------------------------------
1 -     2 - NAME OF THE       3 - NATIONAL CORPORATE    4 - CLASSIFICATION    5- % HOLDING IN THE    6 - % OF THE STOCKHOLDERS'
ITEM    SUBSIDIARY/           TAXPAYERS' REGISTRY                             CAPITAL OF THE         EQUITY OF THE
        COMPANY               (CNPJ)                                          INVESTEE               INVESTOR
------------------------------------------------------------------------------------------------------------------------------------
7 - TYPE OF COMPANY              8 - NUMBER OF SHARES HELD IN THE CURRENT       9 - NUMBER OF SHARES HELD IN THE PRIOR QUARTER
                                    QUARTER (THOUSANDS)                            (THOUSANDS)

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
01      TELEMIG CELULAR S.A.  02.320.739/0001-06        Unlisted subsidiary                     82.94                       59.27
------------------------------------------------------------------------------------------------------------------------------------
Industrial, commercial and other                                            19,748,670                                 19,748,670
------------------------------------------------------------------------------------------------------------------------------------


(A free translation of the original in Portuguese)                                                                         Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                          Corporate Legislation
QUARTERLY INFORMATION (ITR)                                                                                           March 31, 2003
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

------------------------------------------------------------------------------------------------------------------------------------
01  -  IDENTIFICATION
------------------------------------------------------------------------------------------------------------------------------------
1  -  CVM CODE            2  -  COMPANY NAME                                     3  -  National Corporate Taxpayers' Registry (CNPJ)
------------------------------------------------------------------------------------------------------------------------------------
01770-1                   TELEMIG CELULAR PARTICIPACOES S.A.                     02.558.118/0001-65
------------------------------------------------------------------------------------------------------------------------------------

09.01 - Investments in Subsidiary and/or Associated Companies

     Report of Independent Accountants on the Limited Review


     To the Board of Directors and Stockholders
     Telemig Celular Participacoes S.A.


1 We have carried out a limited review of the Quarterly Information (ITR) of Telemig Celular Participacoes S.A. for the quarter ended March 31, 2004. This information is the responsibility of the Company's management.

2 Our review was carried out in conformity with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Council (CFC), and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Company with regard to the main criteria adopted for the preparation of the quarterly information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the Company's financial position and operations.

3 Based on our limited review, we are not aware of any material modifications that should be made to the quarterly information referred to above in order that such information be stated in conformity with the accounting practices adopted in Brazil applicable to the preparation of quarterly information, consistent with the Brazilian Securities Commission (CVM) regulations.

4 The Quarterly Information (ITR) also includes accounting information for the quarters ended December 31, 2003 and March 31, 2003. The audit of the financial statements for the year ended December 31, 2003 and the limited review of the accounting information for the quarter ended March 31, 2003 were conducted by other accountants, who issued an opinion without qualification dated March 3, 2004 and a report on the limited review dated April 22, 2003.


     Belo Horizonte, April 30, 2004


     PricewaterhouseCoopers
     Auditores Independentes
     CRC 2SP000160/O-5 "S" DF


     Rogerio Roberto Gollo
     Contador CRC 1RS044214/O-9 "S" DF